VIA EDGAR

July 2, 2018

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attention:	Katherine Bagley, Jennifer Lopez-Molina (Staff Attorneys)
Ta Tanisha Meadows, Donna Di Silvio (Staff Accountants)
Mara L. Ransom, Assistant Director – Office of Consumer Products

Re:	JMax International Limited
Registration Statement on Form F-1
Filed May 18, 2018
File No. 333-225028

Ladies and Gentlemen:

On behalf of our client, JMax International Limited , a foreign private issuer organized under the laws of the Cayman Islands Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 14, 2018. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

*   *   *

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We are attaching a copy of the private placement memorandum that was sent to the Selling Shareholders. Other than the private placement memorandum, there were no other communications with potential investors.

Prospectus Cover Page

2. We note your disclosure that the selling shareholders may sell the ordinary shares described in your registration statement “at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices.” Please provide a fixed price per share at which the selling shareholders are offering ordinary shares, or provide a detailed legal analysis as to how you are eligible to conduct an “at the market offering.” In this regard, to conduct an at-the-market resale offering under Rule 415, there must be an established public trading market for your ordinary shares. Refer to Item 501(b)(3) of Regulation S-K.

We have removed the reference to “prevailing market prices” and replaced it with “a fixed price of $0.01”, which is the par value of each ordinary share and “varying prices determined at the time of sale”.

Presentation of Financial and Other Information

Non-GAAP Financial Measures, page 4

3. Please revise to include a definition of EBITDA margin and also provide a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please also provide a reconciliation of EBITDA margin to the measure on page 14. Further, we do not note in the sections of the filing referenced the disclosure of additional information on why you present non-GAAP financial measures and the limitations associated with using non-GAAP measures in the sections referenced. Please advise. Refer to Item 10(e)(i) of Regulation S-K.

We have revised the Revised Registration Statement to:

(i)	include a definition of EBITDA margin,

We have included the definition of EBITDA margin on page 4 of the Revised Registration Statement under “Non- GAAP Financial Measures: “EBITDA margin represents the ratio of EBITDA with revenue.”

(ii)	provide a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP,

We have provided the following presentation of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP on page 4 of the Revised Registration Statement:

“U.S. GAAP Financial Measures

All of the summary financial information included in the following table, which is the most directly comparable financial measures to the non-GAAP financial measures presented hereafter, is prepared in accordance with U.S. GAAP and denominated in US$.”

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Nine months ended December 31, 2017	Nine months ended December 31, 2016	Period from January 11, to March 31, 2017	Period from April 1, 2016 to January 10, 2017	Year ended March 31, 2016
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)

Revenue	$5,762,099	$-	$1,858,940	$-	$-
Revenue – related parties	-	2,776,845	-	2,776,845	4,172,263
Net income	$922,850	$56,309	$304,219	$52,158	$17,998

(iii)	a reconciliation of EBITDA margin to the measure and

We have presented the following table on page 14 of the Revised Registration Statement as a reconciliation of EBITDA and EBITDA margin to the measure:

Non-GAAP Measurement Reconciliation

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Nine months ended December 31, 2017	Nine months ended December 31, 2016	Period from January 11, to March 31, 2017	Period from April 1, 2016 to January 10, 2017	Year Ended March 31, 2016
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Net income	$922,850	$56,309	$304,219	$52,158	$17,998
Add: Provision for income tax expense	288,985	11,127	65,599	10,307	3,557
Interest expense	-	-	-	-	-
Depreciation and amortization	25,941	399	8,599	399	-
EBITDA	$1,237,776	$67,835	$378,417	$62,864	$21,555

EBITDA	$1,237,776	$67,835	$378,417	$62,864	$21,555
Divided by: Revenue	$5,762,099	$2,776,845	$1,858,940	$2,776,845	$4,172,263
EBITDA margin	21.5%	2.4%	20.4%	2.3%	0.5%

(iv)	an explanation of why the Company presented non-GAAP financial measures; and

We added the following explanation of why the Company presented non-GAAP financial measures on page 14 of the Revised Registration Statement:

“We use EBITDA and EBITDA margin, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. EBITDA margin represents the ratio of EBITDA with revenue. EBITDA is earnings before depreciation, amortization, interest expense and income tax expenses.

We believe that EBITDA and EBITDA margin help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that we include in income from operations. We believe that EBITDA and EBITDA margin provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.”

(v)	the limitations associated with using non-GAAP measures in the sections referenced therein.

We added the following limitations associated with using non-GAAP measures in the sections referenced therein:

“EBITDA and EBITDA margin should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures.

EBITDA and EBITDA margin presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.”

Risk Factors, page 15

4. Please include a risk factor to address any risks that result from Dong Jiang’s and Xin Jang’s ownership of a majority of your ordinary shares, including the fact that it appears that they have a controlling interest in the company. In doing so, please acknowledge the risk that their interests may differ from other shareholders.

In response to the Staff’s comment and suggestion, we have included the following risk factors on page 26 of the Revised Registration Statement:

Our significant shareholders have considerable influence over our corporate matters.

Each of Dong Jiang, Xin Jiang and Zhi Min Sun holds 35%, 13% and 16% respectively, of our issued and outstanding Ordinary Shares. Each of them, either collectively (which would aggregate into a controlling interest in us) or individually, will hold considerable influence over corporate matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

“Any funding we raise through the future sale of our ordinary shares . . .” page 17

5. We note your disclosure that you are “raising capital in order to fund [y]our growth plans through this offering,” yet you disclose throughout your registration statement that you will receive no proceeds from this offering. Please revise for consistency, or clarify how the registrant will raise capital from this offering, and make conforming changes to your registration statement.

We have corrected the error to clarify that the raising of capital is not “through this offering” but is a future plan of the Company. Accordingly, the risk factor is revised to read as follows:

Any funding we raise through the future sale of our ordinary shares will result in dilution to existing shareholders and funding through bank loans will increase our liabilities.

We plan to raise capital in order to fund our growth plans in the future and anticipate doing so through further stock issuances. Such stock issuances will cause stockholders’ interests in our company to be diluted. Such dilution is likely to negatively affect the value of investors’ shares if our revenues and earnings do not grow commensurately. Alternate sources of finance, such as obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

“We are a holding company whose principal source of operating cash is the income received from our subsidiary,” page 26

6. Please expand this risk factor to discuss the effect that repatriation of foreign earnings could have in your company’s liquidity, if any. In this regard, we note your disclosure on page 21 regarding “limitations on the repatriation of funds” and on page 42 that you expect to finance your operations from available cash and income generated from the sale of your products.

The Company maintains an offshore U.S. dollar and Hong Kong dollar account in the People’s Republic of China. Because this is an offshore account, there are no limitations on the repatriation of funds. Accordingly, we have removed any mention of the limitation on the repatriation of funds because of foreign exchange controls from the Company’s risk factor titled “Our international operations subject us to operational and financial risks.” on page 21 of the Revised Registration Statement.

Risks Related to Our Ordinary Shares

“The trading price of our ordinary shares is likely to be volatile . . .” page 27

7. We note your reference to your “ADSs” in this section, but it does not appear that you are offering American Depositary Shares. Please clarify whether you intend to register American Depositary Shares as part of this offering, or whether you have entered into any agreement with a depositary related to this offering. Alternatively, please remove references to “ADSs” from your registration statement, and provide risk factor disclosure related to the risks to U.S. buyers purchasing your ordinary shares without the benefit of a depositary.

The reference to “ADSs” is an error and we have removed all references to it.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

8. Reference is made to your combined presentation of predecessor and successor periods for the year ended March 31, 2017 on page 41. Your discussion that follows is based on a comparison of these combined periods to the prior fiscal year. It is not appropriate to combine the results for the predecessor and successor periods for purposes of discussion or otherwise, as the financial statements are prepared on different bases of accounting and are not comparable. Please revise to include a discussion and analysis of the historical results of each statement of operations period presented pursuant to Item 303 of Regulation S-K.

In response to the Staff’s comment, we have revised the relevant disclosures on pages 41 to page 44 of the Revised Registration Statement to include a discussion and analysis of the historical results of each statement of operations period presented pursuant to Item 303 of Regulation S-K.

Business, page 47

9. We note your references here and throughout your filing to product development and manufacturing, including your disclosure that you have “implemented a structured process through which [you] take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation.” It is our understanding, however, that you do not manufacture or develop any of the products you sell, but purchase existing products from your suppliers. Please clarify your role in product development and the manufacturing process, if any, or remove these references from your filing.

Although the Company does not manufacture any of its products it sells, it provides valuable feedback, input and ideas to the manufacturers and helps in reviewing various stages of product development from conception to production and product packaging. Specifically, the Company works closely with the research and development team of the chosen manufacturer/supplier tasked with creating new products based on the Company’s requirements. Once a sample product is provided by the manufacturer/supplier, the Company will then conduct product trials and provide feedback to the manufacturer/supplier. This process will repeat itself until the Company is satisfied with the product and confirms its final product specifications. The final product specifications will form the basis of the product inspection sheet between the Company and the manufacturer/supplier. Finally, when the product is created, the manufacturer/supplier will provide the Company with the supporting documentation for product registration in the countries where the product is sold. The relationship between the Company and its manufacturer suppliers is symbiotic and collegial to the products the Company sells.

We have enhanced this disclosure in the sections titled “Commitment to research” on pages 10 and 48 of the Revised Registration Statement.

10. Please expand your description of Grand Worlds’ operations and clarify your methods of distribution for your retail and wholesale customers. In this regard, your disclosure appears to suggest that you only have wholesale customers that are “distributors and trading companies worldwide.”

The Company’s customers are indeed wholesalers and we have removed all references to retail customers in the Revised Registration Statement.

Our Strategy, page 48

11. You disclose here that Guowen Ren, your founder, has been “highly successful, in identifying, acquiring and integrating value-added businesses.” You also disclose that you will leverage this expertise in identifying and evaluating attractive growth opportunities. Please describe how Mr. Ren will participate in this process, inasmuch as it does not appear from the rest of your filing that he is still an officer or director of your company.

Although Mr. Ren is no longer an officer or director of the Company, he has been retained as consultant to the Company to leverage his expertise in identifying and evaluating attractive growth opportunities. A copy of his consulting agreement is attached to the Revised Registration Statement as Exhibit 10.13.

Directors, Management and Corporate Governance, page 63

12. We note your disclosure here and throughout your registration statement that your CEO Chee Boon Chiew has significant experience and expertise and has been highly successful in identifying, acquiring, and integrating value-added businesses. Please provide a brief description of these specific experiences in this section.

In response to the Staff’s comments, we have added the following disclosure to Mr. Chiew’s biography:

“Mr Chiew was the Executive Director of Donut Empire in 2007. Mr Chiew was responsible for orchestrating the acquisition of Munchy Donut and from there built 13 donut outlets in Singapore in a short span of 6 months. Subsequently and with Mr Chiew’s network connections in Asia and expertise, the business expanded into Malaysia, Indonesia, Dubai, Saudi Arabia and India, eventually increasing its sales volume five-fold.”

Executive Compensation, page 65

13. Please update your Executive Compensation Disclosures to include any compensation paid for the fiscal year ended March 31, 2018. Refer to Item 6(b) of Form 20-F for guidance.

The Company’s Executive Compensation Disclosures have been updated to include compensation paid for the fiscal year ended March 31, 2018.

History of Securities Issuances and Transfers

Ordinary Shares, page 94

14. It appears that the total issued ordinary shares referenced in this section are not equal to the outstanding ordinary shares referenced throughout your registration statement. Please revise.

The narrative description of the issuances of the Company’s Ordinary Shares adds up to 623,600,000. For the sake of convenience, below is a tabular summary of the issuances in the order that they are described in this section:

Date	Number of Ordinary Shares Issued	Recipient
November 4, 2016	5,000,000	Guowen Ren
December 20, 2016	47,000,000	Guowen Ren
December 20, 2016	39,000,000	Poh Kim Lee
December 20, 2016	39,000,000	Xin Jiang
January 4, 2017	88,000,000	Guowen Ren
January 4, 2017	41,000,000	Poh Kim Lee
January 4, 2017	41,000,000	Xin Jiang
March 17, 2017	100,000,000	Zhi Min Sun
June 15, 2017	182,800,000	170 Selling Shareholders
October 18, 2017	22,400,000	112 Selling Shareholders
October 20, 2017	18,400,000	92 Selling Shareholders

Note 2 – Summary of Significant Accounting Policies, page F-7

15. We note you have activities and operations in Hong Kong and store inventory in the People’s Republic of China. Please disclose your accounting policies for foreign currency translation and related impacts to your financial statements such as the aggregate transaction gain or loss included in determining net income or explain to us why disclosure is not necessary. Refer to ASC 830.

The Company respectfully advises the Staff that that its functional and reporting currency is in U.S. dollars. In daily operations, the Company settles most of its purchase and sales transactions in U.S. dollars. Only some of its expenses, such as Hong Kong employees’ salary and office rental, are settled in Hong Kong dollars, and these expenses only comprise approximately 2% of the Company’s daily transactions. In addition, there are no restrictions to exchanging Hong Kong dollars to U.S. dollars and vice versa in Hong Kong. The exchange rate between the U.S. dollar and Hong Kong dollar has been stable and fluctuates within a limited range. Accordingly, it is reasonable to conclude that there is no critical impact on foreign currency translation to our financial statements and therefore unnecessary to disclose the Company’s accounting policies for foreign currency translation and the related impacts to its financial statements.

Intangible Asset, page F-8

16. Please provide a description of a “distribution channel” and explain the future benefits that give rise to its economic value.

In response to the Staff’s comment, the “distribution channel” was derived from the acquisition of Grand World. It comprises the relationship between Grand World and its wholesale customers. The Company conducts its business through its wholly-owned subsidiary, Grand World, a trading and logistics company, which sells to wholesale customers healthcare related consumer products in over 30 different counties. Grand World has strong relationships with its wholesale customers (the “distribution channel”), is one of the Company’s competitive strengths. The Company believes that it is this relationship that will provide a strong platform for its products internationally and that it will benefit from economies of scale. The Company also believes that this platform will facilitate its expansion within a large addressable market and provide a broad set of potential acquisition targets in various healthcare consumer product categories and geographic markets, thus giving rise to the economic value of the “distribution channel”.

Item 7. Recent Sales of Unregistered Securities, page 104

17. We note that, pursuant to publicly available information found on the website https://hashtaghealthy.biz/pages/how-to-be-a-jmax-investor, it appears that you may have conducted a private placement that is not disclosed in your registration statement. Please amend your registration statement to disclose this transaction, or tell us why are not required to do so. Additionally, please revise this section to identify the specific exemption relied on for each issuance and state the facts relied upon to make the cited exemptions available. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

The Company has not conducted any other private placements other than the ones disclosed in the registration statement. The website referred to in the Staff’s comment is not owned or managed by the Company and is unauthorized. The Company sent a “cease-and-desist” letter to the owner of the website and the website has since been taken down. Additionally, the Company has engaged Innov8te Pte Ltd, a boutique digital advertising and business solutions company based in Singapore to monitor and scour the internet for similar unauthorized websites to ensure that no other misrepresentations are made on behalf of the Company.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com , the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Rong Liu by telephone at 646 442 4845 or via email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Marcum Bernstein & Pinchuk LLP (rong.liu@marcumbp.com)
JMax International Limited (jmaxofficer@yahoo.com; michaelcdoran@gmail.com; stevchiew@yahoo.com;pklg2@163.com)

Confidential Private Placement Memorandum

JMAX INTERNATIONAL LIMITED

Up to $2,700,000 Offering
Up to 270,000,000 Ordinary Shares

JMAX INTERNATIONAL LIMTED, a company incorporated in the Cayman Islands ("**JMax**", the "**Company**," "**we**," "**our**" and "**us**"), is a trading and logistics company which supplies consumer and health products to customers around the globe.

We are offering to sell up to 270,000,000 of our ordinary shares (the "**Shares**") at a price of $0.01 per Share on a best efforts basis (the "**Offering**").

The Offering is being made directly by the Company without the use of broker, dealer, underwriter or other intermediary, only to investors approved by the Company. The Company will attempt to sell the Shares during an offering period commencing on the date of this confidential private placement memorandum (the "**Private Placement Memorandum**" or the "**Memorandum**") and expiring on July 23, 2017, unless extended by us for up to an additional 90 days (such period, as same may be extended, being hereinafter referred to as the "**Offering Period**").

AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. YOU SHOULD ONLY INVEST IN OUR SECURITIES IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS SET FORTH IN THIS PRIVATE PLACEMENT MEMORANDUM.

NEITHER THE SALE OF THE SHARES PURSUANT TO THIS PRIVATE PLACEMENT MEMORANDUM, NOR THE ADEQUACY OR ACCURACY OF THIS PRIVATE PLACEMENT MEMORANDUM, HAS BEEN APPROVED OR DISAPPROVED BY REGULATORY AUTHORIES IN CAYMAN ISLANDS, HONG KONG, THE UNITED STATES OR ANY OTHER JURISDICTION. ANY REPRESENTATION TO THE CONTRARY MAY BE A CRIMINAL OFFENSE IN YOUR JURISDICTION.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM.

THIS MEMORANDUM IS BEING DELIVERED TO, AND THE SHARES DESCRIBED HEREIN ARE BEING OFFERED TO, EXCLUSIVELY TO THE FOLLOWING NAMED INDIVIDUAL:

NAME:______________________________

USE BY ANY OTHER PERSON IS UNAUTHORISED, AND THE SECURITIES DESCRIBED HEREIN ARE NOT BEING OFFERED TO ANY OTHER INDIVIDUAL

April 25, 2017

© 2017 JMAX International Limited

JMAX INTERNATIONAL LIMTED
RISK DISCLOSURE STATEMENT

THE ATTORNEYS THAT PREPARED THIS PRIVATE PLACEMENT MEMORANDUM ("ATTORNEYS") HEREBY DISCLAIM ANY OPINION OR ASSURANCE OF ANY NATURE WHATSOEVER REGARDING THE ACCURACY, COMPLETENESS, REASONABLENESS, TIMELINESS OR VERACITY OF ANY OF THE ASSERTIONS, REPRESENTATIONS OR OTHER INFORMATION CONTAINED HEREIN, WHETHER QUALITATIVE OR QUANTITATIVE, OR REGARDING THE INVESTMENT-WORTHINESS OF THE SECURITIES DISCUSSED HEREIN ("SECURITIES"). ANY ASSERTION OR REPRESENTATION MADE HEREIN, AND ALL OTHER INFORMATION DISCLOSED HEREIN, WHETHER QUALITATIVE OR QUANTITATIVE, HAS BEEN MADE OR PROVIDED BY THE PROMOTER. IN CONNECTION WITH THE PREPARATION OF THIS PRIVATE PLACEMENT MEMORANDUM, THE ATTORNEYS HAVE NOT BEEN ENGAGED TO ATTEST HERETO, OR TO OPINE IN RESPECT HEREOF. ACCORDINGLY, THE ATTORNEYS HAVE NOT PERFORMED ANY ANALYTICAL, CONFIRMATION, VALIDATION, VERIFICATION OR OTHER PROCEDURES IN RESPECT OF THE ASSERTIONS AND REPRESENTATIONS CONTAINED HEREIN, NOR IN RESPECT OF ANY OF THE OTHER INFORMATION DISCLOSED HEREIN, INCLUDING ANY SIMILAR TO THOSE PROCEDURES UNDERTAKEN BY AN INDEPENDENT CHARTERED ACCOUNTANT IN CONNECTION WITH AN AUDIT OF THE FINANCIAL STATEMENTS OF AN ISSUER OF SECURITIES FOR PURPOSES OF RENDERING AN OPINION THEREON. CONSEQUENTLY, POTENTIAL INVESTORS, IN DECIDING WHETHER OR NOT TO INVEST IN THE SECURITIES, ARE CAUTIONED NOT TO ASCRIBE ANY SPECIAL RELIANCE WHATSOEVER ON THIS PRIVATE PLACEMENT MEMORANDUM BY REASON THAT ATTORNEYS HAVE PREPARED THIS MEMORANDUM.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMPANY. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN AN EQUITY INVESTMENT IN THIS COMPANY, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DISCUSSION OF THE CERTAIN RISK FACTORS OF THIS INVESTMENT.

CERTAIN NOTICES UNDER UNITED STATES SECURITIES LAWS

THIS OFFERING IS NOT AVAILABLE TO CITIZENS OR RESIDENTS OF THE UNITED STATES OF AMERICA ("UNITED STATE"S OR "U.S."). IF YOU ARE A CITIZEN OR RESIDENT OF THE UNITED STATES, YOU MAY NOT PURCHASE SHARES IN THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS OFFERING IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SUBSCRIPTION AGREEMENT DESCRIBED HEREIN. INVESTORS SHOULD BE AWARE THAT THEY MIGHT BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. AN INVESTOR MUST REPRESENT THAT THE SECURITIES ARE

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BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO OR PRESENT INTENTION OF DISTRIBUTION.

THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN THE UNITED STATES OR OTHER JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. IN ADDITION, THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM CONSTITUTES AN OFFER ONLY IF A NAME APPEARS IN THE APPROPRIATE SPACE ON THE COVER, AND IS AN OFFER ONLY TO THE OFFEREE SO NAMED.

EXCEPT AS OTHERWISE INDICATED, THIS MEMORANDUM SPEAKS AS OF THE DATE OF THE MEMORANDUM AND NEITHER THE DELIVERY HEREOF NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CONDITION OF THE COMPANY SINCE THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS OR PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM AND ITS EXHIBITS. ONLY THOSE REPRESENTATIONS EXPRESSLY SET FORTH IN THIS PRIVATE PLACEMENT MEMORANDUM AND ACTUAL DOCUMENTS (SUMMARIZED HEREIN), WHICH ARE FURNISHED UPON REQUEST TO AN OFFEREE OR HIS REPRESENTATIVE MAY BE RELIED UPON IN CONNECTION WITH THIS OFFERING.

PROSPECTIVE PURCHASERS OF THE SECURITIES ARE NOT TO CONSTRUE THE CONTENTS OF THIS PRIVATE PLACEMENT MEMORANDUM AS LEGAL OR TAX ADVICE. EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS INVESTMENT.

THIS PRIVATE PLACEMENT MEMORANDUM HAS BEEN PREPARED FROM DATA SUPPLIED BY SOURCES DEEMED RELIABLE AND DOES NOT KNOWINGLY OMIT ANY MATERIAL FACT OR KNOWINGLY CONTAIN ANY UNTRUE STATEMENT OF ANY MATERIAL FACT. IT CONTAINS A SUMMARY OF THE MATERIAL PROVISIONS OF DOCUMENTS REFERRED TO HEREIN. STATEMENTS MADE WITH RESPECT TO THE PROVISIONS OF SUCH DOCUMENTS ARE NOT NECESSARILY COMPLETE AND REFERENCE IS MADE TO THE ACTUAL DOCUMENTS FOR COMPLETE INFORMATION AS TO THE RIGHTS AND OBLIGATIONS THERETO.

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TABLE OF CONTENTS

	Page
CONFIDENTIALITY AND RELATED MATTERS	1
NOTICE REGARDING FORWARD-LOOKING STATEMENTS	1
ADDITIONAL INFORMATION	1
SUMMARY	2
RISK FACTORS	4
BUSINESS	10
THE OFFERING	13
EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL	16
USE OF PROCEEDS	21
CAPITALIZATION	22
TAX CONSEQUENCES	22
STATEMENT AS TO INDEMNIFICATION	22

Attached to this Memorandum are the following Exhibits:

Exhibit A - Form of Subscription Agreement and Purchaser Questionnaire

Exhibit B - Grand World Audited Financial Statements

Exhibit C - Memorandum and Articles of Association

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CONFIDENTIALITY AND RELATED MATTERS

Each recipient hereof agrees by accepting this Memorandum that the information contained herein is of a confidential nature and that such recipient will treat such information in a strictly confidential manner and that such recipient will not, directly or indirectly, disclose or permit its affiliates or representatives to disclose, any information to any other person or entity, or reproduce such information, in whole or in part, without the prior written consent of the Company. Each recipient of this Memorandum further agrees to use the information solely for the purpose of analyzing the desirability of an investment in the Company to such recipient and for no other purpose whatsoever.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this Memorandum and the Exhibits attached hereto constitute "Forward Looking Statements." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning," "expect," "believe," "will likely," "should," "could," "would," "may" or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this Memorandum will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by us or any other person that our objectives and plans will be achieved in any specified time frame, if at all. Except to the extent required by applicable laws or rules, we do not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

ADDITIONAL INFORMATION

The Company has agreed to make available to each prospective investor, prior to the sale of the Shares, the opportunity to ask questions of, and receive answers from the Company's management concerning the terms and conditions of the offering and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, which may be necessary to verify the accuracy of the information set forth herein. You may mail questions, inquiries, and requests for information to:

JMAX INTERNATIONAL LIMTED
Suite 3209, 32/F, Office Tower
Convention Plaza, 1 Harbour Road
Wanchai
Hong Kong
China
Phone +852 23230835

You may be required to sign a confidentiality agreement as determined by the Company. You, and your representatives, if any, will be asked to acknowledge in the Subscription Agreement that you were given the opportunity to obtain additional information.

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SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum. Although the Memorandum may provide potential Investors with some references to subject headings, the information appearing under those headings is not necessarily a complete or exclusive discussion or description of that subject. An investment in the Shares offered hereby involves a high degree of risk. Prospective Investors are urged to read this Memorandum carefully in its entirety including the section entitled "Risk Factors," and the exhibits attached hereto.

Summary of Our Business

JMax International Limited ("**JMax**") acquired Grand World Pro Limited ("**Grand World**"), a private company incorporated with limited liability under the laws of Hong Kong, on January 11, 2017. Prior to the acquisition of Grand World, JMax had no business operations or revenues. Grand World is now a wholly owned subsidiary of the Company, and currently all of the Company's revenues are derived from Grand World operations.

Grand World is a trading and logistics company which was incorporated in Hong Kong on February 26, 2014. We consider Hong Kong as an ideal location to connect to all markets worldwide and it has one of the most tax-friendly economies in the world. Grand World purchases products from suppliers and sell such products to retail or wholesale customers in approximately 30 countries worldwide. Such products include premium healthcare and household products and advanced health concepts. In the period from January 1, 2016 to December 31, 2016, Grand World had revenues of approximately US $4.43 million.

Description of the Offering

Company and its business:	JMAX INTERNATIONAL LIMTED, a company incorporated in the Cayman Islands ("JMax", the "Company," "we," "our" and "us"), is a trading and logistics company which trades consumer and health products to customers around the globe.
Offering of Shares:	Commencing on the date of this Memorandum, we are offering to sell up to 270,000,000 of our ordinary shares (the "Shares") at a price of $0.01 per Share on a best efforts basis for an aggregate offering of up to $2,700,000 (the "Offering"). See "The Offering – Offering Terms".
Offering Period:	This Offering will begin on the date of this Memorandum and will expire on July 23, 2017, unless extended by us at our sole discretion for a period of up to an additional 90 days (such period, as same may be extended, referred to as the "Offering Period"). We reserve the right to reject any subscription, in whole or in part, or to allot to any prospective investor less than the number of Shares subscribed for by such prospective investor. This private offering is subject to withdrawal, cancellation or modification without prior notice.
Offering Price:	$0.01 per Share.
Offering Amount:	Aggregate Offering of up to $2,700,000, equivalent to up to 270,000,000 Shares. The proceeds of this offering will be deposited in an account maintained by the Company as discussed below.
Reimbursement of Costs:	Each investor will reimburse the Company the costs associated with the registry with its Shares with the applicable authority and delivery of certificate of Shares in an amount of $80 per investor, payable upon the subscription.
Use of Proceeds:	We intend to use the net proceeds of this Offering (i) to pay for staffing requirements to deliver services, and (ii) for general working capital purposes. See "Use of Proceeds".
Capitalization:	As of the date of this Memorandum we have outstanding or reserved for future issuance, 400,000,000 Shares. If investors subscribe to the Offering of 270,000,000 Shares, they will own as a group 40.3% of our fully diluted ordinary shares. See "Capitalization".
Closing:	Closing upon the Company receiving and accepting investor subscriptions of not less than the full Offering.

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Investor Qualifications:	We are offering the Shares exclusively to investors approved by the Company. The Company will require each approved investor (or such investor's representative) to represent in the Subscription Agreement that the investor, either alone or through such investor's representative, has such knowledge and understanding of the English as to be able to understand the contents of the Memorandum.
Due Diligence Rights:	Both the Company and the Investors shall have the right to conduct legal investigations and due diligence prior to Closing. The Investors will, upon request, be provided an opportunity to further interview our management team.
Subscription Procedures:	To subscribe for the Shares offered hereby, prospective investors are to deliver to the Company: (i) one completed and duly executed Subscription Agreement (the form of which accompanies this Memorandum) and (ii) a wire in the amount of the purchase price for each Share. The proceeds of this offering will be deposited in an account established by the Company. Prospective investors should contact us for instructions on wiring subscription funds. We have the right, in our sole discretion, to accept or reject any subscription.
Market for the Shares and restrictions on resale:	No public market currently exists for our Shares, and a public market may not develop, or, if any market does develop, it may not be sustained. Furthermore, the Shares are subject to regulatory limitations on their resale or transfer by an investor in many jurisdictions. Persons who purchase Shares in this private offering will not have the benefit of a review of the material by any securities commission or other regulatory authority. Resales of the Shares can only be made in accordance with exemptions from registration and prospectus requirements under applicable securities legislation. The Shares are not registered with the regulatory authorities in Cayman Island, Hong Kong, the U.S. SEC or any other regulatory authority, and thus they are restricted from resale unless and until registered or until an exemption from the registration and prospectus requirements under applicable securities legislation is available to a holder of such Shares. Any certificate or other document evidencing our Shares will be imprinted with a conspicuous legend stating that the securities have not been registered under the U.S. Securities Act and U.S. state securities laws, and referring to the restrictions on transferability and sale of the securities. In addition, our records concerning the securities will include "stop transfer notations" with respect to such Shares.
No Placement Agent:	The Offering is being conducted on a "best efforts" basis by the Company.
Risk Factors:	See "Risk Factors" and the other information in this Memorandum for a discussion of the factors that you should carefully consider before deciding to invest in the Shares.

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RISK FACTORS

An investment in the Company and the Shares involve a high degree of risk. You should carefully consider the risks below, together with the other information contained in this Memorandum and the attached Exhibits, before you decide to invest in our company. If any of the following risks occur, our business, results of operations and financial condition could be harmed and you could lose all or part of your investment. The risks and uncertainties described below are intended to be the material risks that are specific to us and to our industry. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

RISKS ASSOCIATED WITH OUR BUSINESS

We have commenced limited operations in our business.

We were incorporated in the Cayman Islands on September 8, 2016. We have commenced limited business operations. Accordingly, we have no way to evaluate the likelihood that our business will be successful. Potential investors should be aware of the difficulties normally encountered by new trading and logistics companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We recognize that if we are not successful in implementing our business plan, we will not be able to continue business operations. There is limited history upon which to base any assumption as to the likelihood that we will prove successful.

We are heavily dependent on our customers. Due to the high level of competition in our industry, they might fail to retain their customers, which would harm our financial condition and operating results.

We are heavily dependent for purchases of our products on companies which sell our products. These companies operate in a very competitive environment.

The business of marketing healthcare, housewares and personal care products is highly competitive and sensitive to the introduction of new products, which may rapidly capture a significant share of the market. These market segments include numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers in various countries. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. Some of these competitors have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets and competition may intensify.

Our customers are also subject to significant competition for sales from other organizations, including those that market dietary and nutritional supplements, housewares and personal care products as well as other types of products. We compete for global customers with regard to nutritional supplements, housewares and personal care products.

In addition, because the industry in which we operate is not particularly capital intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge who will compete with our customers and their customers. The ability of our customers to remain competitive therefore depends, in significant part, on their success in recruiting and retaining customers. We cannot ensure that their efforts for recruitment and retention of customers will be successful and if they are not, our financial condition and operating results would be harmed.

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To maximize our potential for future growth and achieve our expected revenues, we need to manage growth in our current operations.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our sourcing and marketing operations. This expansion will place a significant strain on our management and on our operational, accounting, and information systems. We expect that as we continue to grow we will need to improve our financial controls, operating procedures, and management information systems to handle increased operations. We will also need to effectively train, motivate, and manage our employees. Failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We did not seek or obtain an independent valuation of Grand World.

In connection with our acquisition of 100% of the issued and outstanding ordinary shares of Grand World, we did not seek or obtain an independent valuation of those shares. Our Board of Directors believes that the price paid was reasonable and that the acquisition of Grand World was of strategic value to our Company. However, our Board of Directors are not experts in the valuation of private companies, nor did they seek advice from those who have such expertise. There can thus be no assurance that the price we paid was advantageous to us, was a "fair market price," or was disadvantageous to us. If we paid more than fair market value for Grand World, it could have a material adverse effect on our business and financial condition.

We cannot assure you that our acquisition growth strategy will be successful.

In addition to our organic growth strategy we also expect to grow through strategic acquisitions. We cannot assure you that our acquisitions will be successful or that we will have the funds to pursue any acquisitions. Further, even if we are able to complete strategic acquisitions, as expected, we will face challenges such as integration of systems, personnel and corporate culture that may impact our ability to successfully integrate acquired businesses into our overall corporate structure, which would negatively impact our business, operations and financial performance.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our business plan and growth strategy is based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

We depend on third parties to supply products; any adverse changes in such supply or the costs of products may adversely affect our operations.

We currently obtain our products from third parties. The supply of these products can be adversely affected by any material change in the economic and political conditions in various countries which may, in turn, result in increased costs to purchase these products.

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We depend on third parties to supply products, and any failure of our products to comply with safety requirements set by government may adversely affect our results from operations.

We currently obtain our products from third parties. We may fail to ensure the supplied goods to be in compliance with safety regulation and rules set by government, which may, in turn, results in losing our customers which would adversely affect our revenues and stockholder value.

We do not have long term contracts with our customers, and they can reduce order quantities or terminate their purchases at any time.

We do not have long term contracts with the customers who buy the products. At any time, our customers can reduce the quantities of products they purchase from us, or cease buying products from us altogether. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

Our international operations subject us to operational and financial risks. We provide services within and between many countries. Our business is subject to various risks, including:

- changes in tariffs, trade restrictions, trade agreements, and taxations;
- difficulties in managing or overseeing foreign operations and agents;
- limitations on the repatriation of funds because of foreign exchange controls;
- different liability standards; and
- intellectual property laws of countries that do not protect our rights in our intellectual property, including, but not limited to, our proprietary information systems, to the same extent as the laws of the United States.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

As we continue to expand our business internationally, we expose the company to increased risk of loss from foreign currency fluctuations and exchange controls, as well as longer accounts receivable payment cycles. Foreign currency fluctuations could result in currency translation exchange gains or losses or could affect the book value of our assets and liabilities. Furthermore, we may experience unanticipated changes to our income tax liabilities resulting from changes in geographical income mix and changing international tax legislation. We have limited control over these risks, and if we do not correctly anticipate changes in international economic and political conditions, we may not alter our business practices in time to avoid adverse effects.

Because our Company's operations and management personnel are located in multiple jurisdictions, investors may experience difficulties in attempting to affect service of process and to enforce judgments against the company and its officers and directors.

While we are organized under the laws of Grand Cayman, our management, our officers and directors are residents of Hong Kong, China and other countries, and our headquarters are located in Hong Kong. Consequently, it may be difficult for investors to affect service of process on officers and to enforce judgments obtained in courts based in other countries. Since our assets will be located in multiple jurisdictions it may be difficult or impossible for investors to collect a judgment against us. As well, any judgment obtained in the courts of your jurisdiction against us may not be enforceable.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

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We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. The specific risks we may encounter in these types of transactions include but are not limited to the following:

- potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;
- using cash as acquisition currency may adversely affect interest or investment income, which may in turn adversely affect our earnings and /or earnings per share;
- difficulty in fully or effectively integrating any acquired technologies or software products into our current products and technologies, which would prevent us from realizing the intended benefits of the acquisition;
- difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;
- the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;
- the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;
- the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;
- difficulty in entering geographic and business markets in which we have no or limited prior experience;
- difficulty in integrating acquired operations due to geographical distance and language and cultural differences; and
- the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant.

A failure to successfully integrate acquired businesses or technology could, for any of these reasons, have an adverse effect on our financial condition and results of operations.

Because our controlling shareholders own all of our outstanding ordinary shares, they will make and control corporate decisions that may be disadvantageous to minority shareholders.

Prior to this Offering, four controlling shareholders, two of whom are our CEO and CFO, own 100% of issued and outstanding ordinary shares as the date hereof. Accordingly, they have control the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of the other shareholders and may result in corporate decisions that are disadvantageous to other shareholders.

RISKS ASSOCIATED WITH OUR INDUSTRY

Economic recessions could have a significant, adverse impact on our business.

The transportation and logistics industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations, and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, which may have a material and adverse impact on our operating results and cause us to not reach our long-term growth goals:

- Decrease in volumes-A reduction in overall freight volumes in the marketplace reduces our opportunities for growth. A significant portion of our freight is shipped using transactional or "spot" market opportunities. The transactional market may be more impacted than the freight market by overall economic conditions. In addition, if a downturn in our customers' business cycles causes a reduction in the volume of freight shipped by those

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customers, particularly among certain retailers or in the healthcare, personal care and housewares industries, our operating results could be adversely affected.

- Credit risk and working capital-Some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.
- Transportation provider failures-A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.
- Expense management-We may not be able to appropriately adjust our expenses to changing market demands. Personnel expenses are our largest expense. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market demand.

Higher carrier prices may result in decreased net revenue margin. Carriers can be expected to charge higher prices if market conditions warrant, or to cover higher operating expenses. Our net revenues and income from operations may decrease if we are unable to increase our pricing to our customers. In some instances where we have entered into contract freight rates with customers, in the event market conditions change and those contracted rates are below market rates, we may be required to provide transportation services at a revenue loss.

Changing fuel costs and interruptions of fuel supplies may have an impact on our net revenue margins. Fluctuating fuel prices may result in decreased net revenue margin. While our different pricing arrangements with customers and contracted carriers make it very difficult to measure the precise impact, in times of fluctuating fuel prices, our net revenue margin may also fluctuate.

Our dependence on third parties to provide equipment and services may impact the delivery and quality of our transportation and logistics services. We do not employ the people directly involved in delivering our customers' freight. We depend on independent third parties to provide truck, rail, ocean, and air services and to report certain events to us, including delivery information and freight claims. These independent third parties may not fulfill their obligations to us, preventing us from meeting our commitments to our customers. This reliance also could cause delays in reporting certain events, including recognizing revenue and claims. In addition, if we are unable to secure sufficient equipment or other transportation services from third parties to meet our commitments to our customers, our operating results could be materially and adversely affected, and our customers could switch to our competitors temporarily or permanently. Many of these risks are beyond our control, including:

- equipment shortages in the transportation industry, particularly among contracted truckload carriers;
- changes in regulations impacting transportation;
- disruption in the supply or cost of fuel;
- reduction or deterioration in rail service; and
- unanticipated changes in transportation rates.

We are subject to negative impacts of changes in political and governmental conditions. Our operations are subject to the influences of significant political, governmental, and similar changes and our ability to respond to them, including:

- changes in political conditions and in governmental policies;
- changes in and compliance with international and domestic laws and regulations; and

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- wars, civil unrest, acts of terrorism, and other conflicts.

We may be subject to negative impacts of catastrophic events. A disruption or failure of our systems or operations in the event of a major earthquake, weather event, cyber-attack, heightened security measures, actual or threatened, terrorist attack, strike, civil unrest, pandemic or other catastrophic event could cause delays in providing services or performing other critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information systems could harm our ability to conduct normal business operations and adversely impact our operating results.

RISKS ASSOCIATED WITH OUR SECURITIES

There is currently no public market for our securities, and there may never be.

There is currently only no public market for our ordinary shares and there can be no assurance that a trading market will develop further or be maintained in the future. The market price of our ordinary shares, if a trading market develops, will likely be highly volatile, and likely much more volatile than the stock market in general. Some of the factors that may materially affect the market price of our ordinary shares are beyond our control, such as conditions or trends in the industry in which we operate or sales of our ordinary shares by investors. These factors may materially adversely affect the price of our ordinary shares, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our ordinary shares.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and any return on investment may be limited to the value of our ordinary shares. We plan to retain any future earning to finance growth.

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BUSINESS

Our Company

JMax International Limited ("JMax") operates through its wholly owned subsidiary, Grand World Pro Limited ("Grand World"), a private company incorporated with limited liability under the laws of Hong Kong, which JMax acquired on January 11, 2017. Prior to the acquisition of Grand World, JMax had no business operations or revenues.

Grand World

Grand World is now a wholly owned subsidiary of the Company, and currently all of the Company's revenues are derived from Grand World operations. Grand World is a trading and logistics company which was incorporated in Hong Kong on February 26, 2014. Grand World has signed exclusive purchase agreements with suppliers located in the United States, Mainland China, Korea and Malaysia and sell to retail and wholesale customers in over 30 different counties including but not limited to Venezuela, the United States, Canada, Ecuador, Colombia, Peru, Bolivia and Mexico in North and South America; Australia, New Zealand and PNG in Oceania; Italy in West Europe; Turkey and UAE in Middle East; Ivory Coast, Cameroon, Senegal, Kenya, Togo, Nigeria and Uganda in Africa; and Hong Kong, Taiwan, Malaysia, Philippine, Singapore, Cambodia, Indonesia, Thailand, Myanmar, Timor Leste, Vietnam, Korea and in Asia. We currently trade 4 main products, namely AlpaMeta, AlphaSpin, Angels Secrets and JMS3.

In 2016, sales of 2 main products: Angels Secret and JMS3 constituted 45.3% and 14.5% of the total sales during the period December 31, 2016, respectively. During the three months ended March 31, 2017, sales of 4 main products comprised approximately 82% of total sales during the same period among which sale of AlphaSpin, AlphaMeta, JMS3 and Angels Secret constituted approximately 30.7%, 25%, 16.6% and 9.7%, respectively.

The Headquarters of Grand World is located in Hong Kong. We chose Hong Kong because Hong Kong has one of the most tax-friendly economies in the world and itself is an important international trading port.

Products

We select premium health products from a variety of manufacturers and ensure product quality to high standards. Some of our principal products include:

- **AlphaSpin.** The AlphaSpin has been embedded with an alpha pulse that travels throughout the 10 rims in opposing directions simultaneously allowing it to harmonize with the frequency of the individual who wears it as a pendant or clipped to a tie in the middle of the chest or who keeps a larger version in the home or office.

- **AlphaMeta.** AlphaMeta is whole grain-based nutritional supplement extracted from specially selected rice strains cultivated organically. It provides a complete range of nutrients including amino acids, vitamins, minerals, proteins and polysaccharides that stimulates the production of bio-energy (ATP) and revitalizes the body systems in order to achieve balanced health.

- **Angels Secret.** Angels Secret is an anti-bacterial, super absorbent and highly breathable hygienic sanitary napkin.

- **JMS3 Sleep System Solution.** The 3 Main Components of JMS3 Sleep System Solution are:

  - Magnetic generator featuring a permanent magnetic field setting and scientific arrangement of magnetic pole and magnetic sheets, resulting in stronger and stable dimensional magnetic field through the body, producing bio-electricity to activate the body cell and improve microcirculation.

  - Tourmaline, one of the crystal in nature that has thermoelectric and piezoelectric effect. Generates anions continuously and emitting far infrared in the range between 4 -14 micron wavelength to promote better blood circulation and metabolism at the cellular level.

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- Cross-linked polyethylene foam (EPE), high quality materials imported from Japan which will be automatically compressed according to the contours of skeletal system, providing a good support for the skeletal system in accordance with the normal body curvature, releasing tension build ups on spine.

Market Overview

We have stable customers located in over 30 countries globally. We maintain good relationship with our customers and routinely provide training and education of our newly introduced products to them.

Competition

Overall, we compete with companies trading or reselling the similar products in the same region. However, as we have obtained exclusive purchase rights with the supplier of the products and because of the technology advancement of those products, we are confident that we are able to attract retail and wholesale customers in local regions.

Intellectual Property

We currently do not possess any intellectual property rights to the product we trade. We enter into exclusive purchase agreement with the suppliers of the products. The intellectual property information about the products we sell are listed as follows:

The process of rice nutrients preservation for consumption used to manufacture AlphaMeta has been granted patent (No. 20399) by the Department of Intellectual Property in Thailand expiring in June 2024 to 3 individual shareholders of Cereal Tech Co., Ltd which supplies raw materials of AlphaMeta to Macrofood SDN BHD, a Malaysian company, who manufactures and supplies AlphaMeta to us.

Angels Secret carries a patent named a type of negative ion sanitary napkin (Patent No. ZL 2012 20380856.2, Certificate No. 2848169) granted by State Intellectual Property Office of the People's Republic of China expiring in April 2023 to an individual who has authorized Kang Yi Ran Sanitary Product Co., Ltd, a China company ("**Kang Yi Ran**"), to produce and sell the product. Kang Yi Ran sells Angels Secret to Nanjing Joymain Sci & Tech Developmennt Co., Ltd, a P.R. China company ("**NJSTD**") exclusively, who sells the product exclusively to us.

JMS3 Sleep System Solution has a patent (Patent Number 2009 20235554.4, certificate No. 1621550) granted by State Intellectual Property Office of the People's Republic of China to **NJSTD** expiring in December 2020 who manufactures and sells the product to us exclusively.

Growth Strategy

We plan to develop, source, market and distribute healthcare related consumer products in the global market and when practicable, acquire an existing company or business in the production or distribution of health consumer goods. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through development and distribution of various healthcare related consumer products and acquisition of one or more businesses rather than immediate, short-term earnings.

We believe that our business has opportunities for growth through the following growth strategies:

- We will compile a manufacturer selection standard and strictly assess a manufacturer's qualification and product quality before entering into procurement contract with them.

- We plan to market our products through an integrated marketing program that includes customer flyers, brochures and promotional pieces. We also plan to publish sales and marketing magazines quarterly, with health care tips and product information.

- We plan to sponsor and organize important social activities, such as sales rallies, motivational events, and sales and training seminars for our distributors and their sales forces. These activities are expected not only to reflect our

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high-level social responsibility, but also make us unique in the industry. We believe that this kind of operation will continue to effectively promote our company reputation and our brand name.

- We believe that the products that we trade will be patent-protected and of superior quality. Therefore, we plan to target upscale customers in well-developed countries and regions and wealthy segments in developing countries, where there is increasing demand for quality fast moving consumer goods.

- We plan to seek partnerships with credible institutions and organizations that will facilitate building brand awareness and researching demand for other products.

- We plan to seek partnerships with the research centers of well-known universities worldwide to further increase awareness of the products that we sell and to research market demand for potential future products.

Plan of Operations and Current Status

We plan to develop, source, market and trade healthcare related consumer products in the global market and when practicable, acquire an existing company or business in the production or distribution of health consumer goods. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through development and distribution of various healthcare related consumer products and acquisition of one or more businesses rather than immediate, short-term earnings.

The analysis of new business opportunities will be undertaken by or under the supervision of our management. Our company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze business opportunities, we will consider the following factors:

- Potential for growth, indicated by new technology, anticipated market expansion or new products;
- Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;
- Strength and diversity of management, either in place or scheduled for recruitment;
- Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;
- The cost of participation by our company as compared to the perceived tangible and intangible values and potentials;
- The extent to which the business opportunity can be advanced;
- The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and
- Other relevant factors.

Employees

We currently have 6 employees including our officers.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Principal Executive Office

Our principal executive office is located at Suite 3209, 32/F, Office Tower, Convention Plaza, 1 Harbour Road Wanchai, Hong Kong, China.

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Risk Factors

The securities offered by this prospectus are speculative and involve a high degree of risk associated with our business. For more discussion of these and other risk factors affecting us and our business, see the "Risk Factors" section beginning on page 4of this Memorandum.

THE OFFERING

This summary of the Offering, and any documents relating to the Offering summarized herein, is incomplete and may not be relied upon by any investor and/or their advisors without a complete reading of all transaction documents and a comprehensive understanding of their contents.

The Offering

Commencing on the date of this Memorandum, we are offering to sell up to 270,000,000 Shares at a price of $0.01 per Share on a best efforts basis for an aggregate offering of up to $2,700,000 (the "**Offering**"). The net proceeds of the Offering to the Company are expected to be $2,700,000. See "Use of Proceeds".

The Shares offered hereby may be purchased in a subscription amount of $2,000 per Investor, with the exception of certain investors (the "**Lead Investors**"). The Lead Investors are being offered subscription amounts of up to $1,000,000. The Board of Directors, executive officers, employees of the Company, may participate in the Offering and their purchase of Shares will be included in the determination of whether the full Offering is subscribed.

Each investor shall reimburse the Company the costs associated with the registry of its Shares with applicable authority and the delivery of the certificate of Shares in the amount of $80 per investor, payable upon the Subscription.

The Shares have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**") and is made in reliance on exemptions as set forth in Section 5 of Regulation S and other applicable exemptions from registration promulgated thereunder. The Shares will be offered for sale only to individuals who are not residents or citizens of the United States and who approved by the Company and who satisfy the requirements set forth under "Investor Suitability Requirements." The Company reserves the right to reject any subscriptions in whole or in part in its sole discretion.

The Shares offered hereby have not been registered under the securities laws in Cayman Islands, Hong Kong, the United States or any other jurisdiction.

An investor may be unable to liquidate his, her or its investment in the Shares promptly or on acceptable terms, if at all, and must be able to bear the economic risk of the investment for an indefinite period of time. A legend in the form described below under "Private Placement" will be placed on each certificate representing the Shares sold in the Offering, stating that the Membership Interests may be subject to restrictions on transfer. Any permitted transferee will also be subject to restrictions on transfer.

Subscription Period

The Offering will commence on the date of this Memorandum and (unless extended by the Company at its discretion) will terminate on the earlier of (i) July 23, 2017, or (ii) the Company accepting a number of subscriptions equal in the aggregate to the amount offered pursuant to this Memorandum. The Company may terminate the Offering at any time without notice to participating investors or prospective investors.

Subscription funds from investors will initially be placed in a special subscription account designated by the Company. During the Offering Period, subscriptions are subject to acceptance by the Company, and subscriptions need not be accepted by the Company in the order they are received. Upon acceptance by the Company of subscriptions from suitable investors for the full Offering amount, the closing and purchase of Shares will occur and the purchasers of such Shares will become shareholders of the Company.

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Each subscription will be accepted (subject to the foregoing) or rejected in whole or in part by the Company and, if rejected, all subscription funds will be returned to the investor without deduction and without any interest earned thereon. Upon consummation of the closing, certificates representing the Shares sold by the Company will be delivered as promptly as practicable to each of the investors whose subscriptions have been accepted.

Investor Suitability Standards

Sale of our Shares will be made to only to individuals who are (i) not residents or citizens of the United States and (ii) who are approved by the Company.

Private Placement

The Shares offered hereby are being offered and sold without the benefit of registration or qualification under any the securities laws of any jurisdiction. The Offering constitutes a private placement and is being effected in reliance upon one or more of the exemptions under such securities laws. Accordingly, prospective investors will be required (a) to represent in writing that, among other things, they are purchasing the Shares for investment purposes, for their own account and not with a view to, or for sale in connection with, the distribution thereof and (b) to agree in writing that the Shares purchased by them will not be offered, sold, transferred, pledged, hypothecated or otherwise disposed of unless (i) a registration statement with respect to such securities has been filed with the U.S. Securities and Exchange Commission and has been declared effective, or (ii) an exemption from registration is available and the Company has received an opinion of counsel satisfactory to the Company, in form and substance satisfactory to the Company, to the effect that the proposed offer, sale, transfer, pledge, hypothecation or other disposition is not required to be registered under the U.S. Securities Act. In addition to legends required by law, all Shares shall bear a legend in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE CAYMAN ISLANDS, HONG KONG, THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY U.S. STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF OR PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY SUCH LAWS IS AVAILABLE (AND, IN SUCH CASE, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY, SHALL HAVE BEEN DELIVERED TO THE COMPANY TO THE EFFECT THAT THE OFFER, SALE, TRANSFER, DISPOSITION, PLEDGE, OR HYPOTHECATION THEREOF IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY SUCH LAWS).

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN SOLD PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH REGULATION "S" (17 C.F.R. 230.901 THROUGH 230.905 AND ITS PRELIMINARY NOTES) UNDER THE SECURITIES ACT. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED TO A U.S. PERSON, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON, OR INTO THE UNITED STATES EXCEPT PURSUANT TO A REGISTRATION STATEMENT, OR A VALID EXEMPTION FROM REGISTRATION BASED ON AN OPINION OF COUNSEL APPROVED BY THE ISSUER. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED, DIRECTLY OR INDIRECTLY, UNLESS IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED.

Determination of Offering Price of the Shares

The Offering price of the Shares have been arbitrarily determined by the Company and do not bear any relationship to the Company's assets, book value, net worth, earnings, results of operations or other established valuation criteria. The factors the Company considered were:

- its limited operating history;
- the proceeds to be raised by the Offering;
- the Company's expected capital structure;

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- management's financial forecasts;
- its relative cash requirements; and
- the price that it believes a purchaser is willing to pay for the Shares.

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EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

Set forth below are the names of our directors, executive officers and key consultants and their principal occupations at present and for at least the past five years.

Name	Position
Guowen Ren	Chairman of the Board of Directors and Chief Executive Officer
Kim Lee Poh	Chief Financial Officer
Jorge Paulin Albor	Secretary and Vince President of Customer Relationship
Xin Jiang	Director

Our Directors are elected by the holders of a majority of outstanding ordinary shares and hold office until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board.

Guowen Ren

Guowen Ren has served as Chairman of the Board of the Company since its formation in September 2016 and has been our Chief Executive Officer since March 2017. From June 2013 to the present, he has been a co-founder of Shanghai Shi Pei Education Investment Co., Ltd. Mr. Ren was also served as a director of Grand World Pro Limited from June 2016 to October 2016. From October 2011 to May 2103, he was Vice President of Education First. Mr. Ren holds a B.A. degree from Shanghai Teacher's College and an M.B.A. from the University of Phoenix (Detroit Campus). Mr. Ren is 49 years old and has over 10 years of general management experience and over 20 years of sales and marketing management experience in leading global interactive consumer and educational services businesses, repeatedly growing revenue, profit and equity value.

Kim Lee Poh

Kim Lee Poh has served as our Chief Financial Officer since March 2017. From March 2015 to December 2016, he served as an independent Financial Consultant. From January 2014 to February 2015, Mr. Poh served as Group Vice President of Yi Jia International. From July 2012 to March 2013 he served as VP-Overseas Operations in Leading Global of Sdn Bhd. From April 2013 to December 2013 Mr. Poh was an independent financial consultant. From June 2011 to July 2012 Mr. Poh was Group Vice President of Winalite International (HQ). Mr. Poh is 54 years old and has over 25 years of financial management experience. Mr. Poh obtained a preparatory degree in Ipoh High School in 1982 and completed stage 2 CIMA (Chartered Institute of Management Accountants) courses in Systematic College in Malaysia.

Jorge Paulin Albor

Jorge Paulin Albor has served as our Secretary and Vice President of Customer Relationship since April 2017. From June 2015 to the present, he has served as General Manager of Mannatech Mexico (MTEX Mexico S. de R.L. de C.V). From January 2008 to May 2015, Mr. Paulin was Chief Commercial Officer of Grupo Babilonia. Mr. Paulin is 47 years old and has over 20 years of experience in customer service, marketing and sales in Mexico and Latin America. He holds a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City.

Xin Jiang

Xin Jiang has served as a director of the Company since March 2017. Ms. Jiang served as General Counsel for Guangdong Daohe Group from September 2013 until February 2017. Before Guangdong Daohe Group, she served as Legal Counsel for several teleology media telecoms ("**TMT**") companies. Ms. Jiang is 44 years old and has over 15 years of legal practice experience in leading TMT industry and investment businesses. She holds a L.L.B. degree from Renmin University of China.

There are no family relationships among any of our executive officers and director.

Employment Agreements with Executive Officers

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We have employment agreements with our executive officers pursuant to which that our executive officers can terminate the employment at will but not entitled to any severance payments upon departure beyond what might be required by law.

Officer and Director Compensation

Mr. Ren receives $8,000 per month in cash compensation as our CEO, Mr. Poh receives $6,000 per month in cash compensation as our CFO and Mr. Paulin receives $7,000 per month in cash compensation as our Secretary and VP of Customer Relationship. They do not receive other compensation than the cash compensation set forth in this paragraph.

Our directors do not receive any compensation as directors and there is no other compensation being considered at this time.

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OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this Memorandum, information concerning ownership of our Units by:

- Each person who beneficially owns more than five percent of the outstanding ordinary shares;
- Each of our directors;
- Each of our executive officers; and
- All directors and executive officers as a group.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned Before the Offering (1)	Percent of Ordinary Shares Beneficially Owned Before the Offering	Number of Ordinary Shares Beneficially Owned After the Offering	Percent of Ordinary Shares Beneficially Owned After the Offering
Guowen Ren	140,000,000	35.0%	140,000,000	20.9%
Kim Lee Poh	80,000,000	20.0%	80,000,000	11.9%
Xin Jiang	80,000,000	20.0%	80,000,000	11.9%
All Officers and Directors as a Group	300,000,000	75.0%	300,000,000	44.8%
Zhimin Sun	100,000,000	25.0%	100,000,000	14.9%
Brilliant Stars Management Limited	-	-	100,000,000	14.9%

(1) As of the date of this Memorandum, there were issued and outstanding 400,000,000 ordinary shares. The Company does not have any preference shares outstanding or any other equity interests other than the ordinary shares.

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DESCRIPTION OF COMPANY SECURITIES

The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to the securities laws of the Cayman Islands, Hong Kong and the United States and to the provisions of our M&A which are attached hereto as Exhibit C, respectively.

Ordinary Stock

Our M&A authorizes the issuance of up to 1,000,000,000 shares of ordinary stock, par value $0.01per share. Our Board of Directors (the "Board") has the ability, without seeking shareholder approval, to issue additional shares of Common Stock. Common Stock Outstanding. As of the date hereof, there are 400,000,000 shares of our ordinary shares issued and outstanding on a fully diluted basis. All shares of our ordinary shares currently outstanding are fully paid and non-assessable.

Voting Rights. Our M&A provides that directors shall be elected, and any other action shall be authorized, by a simple majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote. At any meeting of shareholders, all votes will be taken by a show of hands of shareholders present in person or by proxy, unless a poll of shareholders is requested by the Chairman of the Board of Directors or by shareholders holding at least 10% of the outstanding shares. On a vote taken by show of hands, each shareholder counts as one vote regardless of the number of shares held. On a poll vote, shareholders vote according to the number of shares held.

Dividend Rights. Subject to preferences that may apply to other classes of shares outstanding at the time, the holders of our outstanding ordinary shares are entitled to receive dividends out of assets legally available at the time if, as and when declared by our Board of Directors.

Preemptive Rights. Other than as may be provided by the laws of Cayman Islands, holders of our ordinary shares are not entitled to preemptive rights and our ordinary shares are not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our ordinary shares.

Rights upon Liquidation. Upon the liquidation, dissolution or winding-up of the Company, the holders of our ordinary shares are entitled to share pro-rata in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preference shares.

PLAN OF DISTRIBUTION

The Company plans on soliciting subscriptions to purchase the Shares, on its own behalf, in accordance with the terms of this Memorandum. The completion and execution by each prospective purchaser and acceptance by the Company of the Subscription Agreement and Purchaser Questionnaire attached hereto shall evidence such subscriptions. No sale shall be regarded as effective unless and until accepted by the Company, which can refuse acceptance for any reason. The Shares are being offered on a "best efforts" basis.

The Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and is made in reliance on exemptions as set forth in Section 5 of Regulation S and other applicable exemptions from registration promulgated thereunder. To assure compliance with these exemptions under applicable securities laws and adherence to the suitability standards, a prospective investor will be required to furnish certain information to the Company and make certain representations and warranties to the Company concerning the residence of the Investor, income, net worth, investment experience and investment intent.

SUBCRIPTION PROCEDURES. Instructions to participate in the Offering are included in the Subscription Agreement and Purchaser Questionnaire (collectively, the "**Investor Documents**").

By completing and executing the Investor Documents, a prospective investor will have agreed to purchase the number of Shares subscribed for and to make payment to us, as described therein, subject to our acceptance of such subscription and of aggregate subscriptions for the number of Shares required for the Closing.

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Corporations, partnerships and trustees, agents or other persons acting in a representative capacity are required, except at our discretion, to furnish with the Subscription Agreement further evidence that such subscriber has the authority to invest in the Shares or an opinion of counsel acceptable to us to the effect that the subscriber has such authority.

The Subscription Agreement will be irrevocable by the prospective investor and, unless the subscription is rejected or the Offering is withdrawn, the subscriber will become an investor in this Offering. We may reject subscriptions for failure to conform to the requirements of the Offering, insufficient documentation, oversubscription of the Offering or any such other reason, whatsoever, as we, in our sole discretion, may determine.

Corporations, partnerships and trustees, agents or other persons acting in a representative capacity are required, except at our discretion, to furnish with the Subscription Agreement further evidence that such subscriber has the authority to invest in the Shares or an opinion of counsel acceptable to us to the effect that the subscriber has such authority.

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USE OF PROCEEDS

The net proceeds of the Offering to the Company are expected to be $2,587,000.

Such net funds will be used by the Company as follows: (i) to pay for staffing requirements to deliver services, and (ii) for general working capital needs. The general working capital needs include the payment of compensation to Company personnel, the payment of compensation for additional personnel according to a hiring plan developed by the Company management, accrued payables outstanding to suppliers and vendors, business development expenses, facilities expenses and other general expenses, as well as working capital to pay for software development expenses.

The Company's Board of Directors will have complete discretion regarding the application of these funds and there can be no assurance that business developments and opportunities will not require the Company to utilize the proceeds in a manner different than presently anticipated or that the management and Board of Directors of the Company will not determine for other reasons to utilize the proceeds in a different manner.

Source and Uses of Offering Proceeds

		Offering
Source	Offering Gross Proceeds	$2,700,000
	Investor Reimbursement for costs*	$12,000
	Legal Fee	$(20,000)
	Audit Fee	$(50,000)
	Miscellaneous fee	$(15,000)
	Consultant fee	$(40,000)
Net Proceeds		$2,587,000

* Each investor will reimburse the Company the costs associated with the registry with its Shares with the applicable authority and delivery of certificate of Shares in an amount of $80 per investor, payable upon the subscription. Solely for the purpose of calculating the net proceeds, we estimate the number of the investors in this offering is 150 and the actual number of investors may vary.

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CAPITALIZATION

The following table sets forth the current and pro forma ownership of our Shares assuming the full Offering of 270,000,000 Shares is completed. There are currently no derivative securities related to the Shares such as incentive options, appreciation rights or warrants:

	Offering	
Holder	Shares Outstanding	% Owned
Current Shareholders	400,000,000	59.7%
Investors	270,000,000	40.3%
Total	670,000,000	100.0%

TAX CONSEQUENCES

Because the Investors in this Offering are located in many different jurisdictions, it is not possible to advise you about tax issues in your jurisdiction. You must consult your own advisors for tax consequences in your country.

WE URGE YOU TO CONSULT AND RELY UPON YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR OWN TAX SITUATION, POTENTIAL CHANGES IN APPLICABLE LAWS AND REGULATIONS AND THE CONSEQUENCES ARISING FROM AN INVESTMENT IN OUR SHARES. THE COST OF THE CONSULTATION COULD, DEPENDING ON THE AMOUNT CHARGED TO YOU, DECREASE ANY RETURN ANTICIPATED ON YOUR INVESTMENT. NOTHING IN THIS MEMORANDUM IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY SPECIFIC INVESTOR, AS INDIVIDUAL CIRCUMSTANCES MAY VARY.

STATEMENT AS TO INDEMNIFICATION

JMax has indemnification agreements which provide for indemnification of directors and officers under certain circumstances, which could include liabilities relating to securities laws.

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Exhibit A

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION # ______

JMAX INTERNATIONAL LIMITED

SUBSCRIPTION AGREEMENT – ORDINARY SHARES– PRIVATE PLACEMENT OFFERING

CERTAIN NOTICES REGARDING THIS SUBSCRIPTION AGREEMENT AND THE PRIVATE PLACMENT MEMORANDUM

English

THIS MEMORANDUM, THE SUBSCRIPTION AGREEMENT AND PURCHASER QUESTIONNAIRE ARE ALL IN ENGLISH. THEY CONTAIN IMPORTANT DISCLOSURES FOR YOU AND CREATE OBLIGATIONS BINDING UPON YOU. IF YOU DO NOT HAVE SUFFICIENT COMMAND OF THE ENGLISH LANGUAGE TO READ AND UNDERSTAND THEIR CONTENTS, IT IS ESSENTIAL THAT YOU BE REPRESENTED BY A PURCHASER REPRESENTATIVE WHO CAN READ TEHM AND EXPLAIN THEIR CONTENTS TO YOU.

Español

ESTE MEMORANDO, EL ACUERDO DE SUSCRIPCIÓN Y EL CUESTIONARIO DEL INVERSOR ESTÁN TODOS EN INGLÉS. ELLOS CONTIENEN IMFORMACIÓN IMPORTANTE PARA USTED Y CREAN OBLIGACIONES CON USTED QUE SE DEBEN CUMPLIR . SI USTED NO TIENE SUFICIENTE FLUIDES EN EL IDIOMA INGLÉS PARA LEER Y COMPRENDER SU CONTENIDO, ES ESENCIAL QUE USTED ESTÉ REPRESENTADO POR UN REPRESENTANTE DEL COMPRADOR QUE PUEDE LEERLO Y EXPLICAR SU CONTENIDO A USTED.

Français

NOTE IMPORTANTE CONCERNANT CE PRIVATE PLACEMENT MEMORANDUM
LE PRESENT MEMORANDUM", L'ACCORD DE SOUSCRIPTION ET LE QUESTIONNAIRE SUR LES INVESTISSEURS SONT TOUS REDIGES EN ANGLAIS. ILS CONTIENNENT DES DIVULGATIONS IMPORTANTES POUR VOUS ET CREENT DES OBLIGATIONS QUI VOUS ENGAGENT. SI VOUS NE POSSEDEZ PAS UNE MAITRISE SUFFISANTE DE LA LANGUE ANGLAISE POUR LIRE ET COMPRENDRE LEUR CONTENU, IL EST ESSENTIEL QUE VOUS SOYEZ REPRESENTES PAR UN REPRESENTANT LEGAL QUI PUISSE VOUS LES LIRE ET VOUS EN EXPLIQUER LE CONTENU EXACT.

Português

O PRESENTE MEMORANDO, O ACORDO DE SUBSCRIÇÃO E O QUESTIONÁRIO AO INVESTIDOR ENCONTRAM-SE EM INGLÊS. CONTÊM INFORMAÇÕES IMPORTANTES E ESTABELECEM OBRIGAÇÕES VINCULATIVAS NO QUE LHE DIZ RESPEITO A SI. CASO NÃO DOMINE A LÍNGUA INGLESA PARA EFEITOS DE LEITURA E COMPREENSÃO DOS RESPETIVOS CONTEÚDOS, É ESSENCIAL QUE SE FAÇA REPRESENTAR POR UM REPRESENTANTE DE COMPRADOR CAPAZ DE LER E EXPLICAR-LHE OS MESMOS.

Bahasa Malaysia

MEMORANDUM INI, LANGGANAN PERJANJIAN DAN SOAL PELABUR ADALAH ALL IN ENGLISH. MEREKA MENGANDUNGI PENDEDAHAN PENTING UNTUK ANDA DAN MEWUJUDKAN OBLIGASI MENGIKAT SELEPAS ANDA. JIKA ANDA TIDAK MEMPUNYAI COMMAND MENCUKUPI DALAM BAHASA

INGGERIS UNTUK MEMBACA DAN MEMAHAMI MEREKA KANDUNGAN, ADALAH PENTING ANDA AKAN DIWAKILI OLEH WAKIL PEMBELI SIAPA YANG BOLEH BACA TEHM DAN JELASKAN KANDUNGAN MEREKA UNTUK ANDA.

កម្ពុជា

អនុស្សារណៈ កិច្ចព្រមព្រៀងទិញ និងកម្រងសំនួរ ត្រូវបានធ្វើឡើងជាភាសាអង់គ្លេស។ ឯកសារទាំងនេះមានផ្ទុកព័ត៍មានសំខាន់ៗសម្រាប់អ្នក និងបង្ហាញពីកាតព្វកិច្ចរបស់អ្នក។ ប្រសិនបើភាសាអង់គ្លេសរបស់អ្នកស្ថិតនៅកម្រិតទាបមិនអាចអាន និងយល់ពីអត្ថន័យរបស់ឯកសារទាំងនេះទេ អ្នកចាំបាច់ត្រូវមានតំណាងផ្នែកទិញម្នាក់ដែលអាចអាន និងពន្យល់ដល់អ្នកបាន។

Bahasa Indonesia

Isi memorandum ini, perjanjian penyertaan dan kuesioner investor semua dalam Bahasa Inggris. Mereka mengandung pengungkapan penting untuk Anda, dan akan menciptakan kewajiban yang mengikat Anda. Jika Anda tidak memiliki pemahaman yang cukup dalam Bahasa Inggris untuk membaca dan memahami isi mereka, sangat penting bahwa Anda diwakili oleh perwakilan pembeli yang dapat menjelaskan isi mereka untuk Anda.

ไทย

ฉบับบันทึกข้อตกลงสัญญาจองและสัญญาซื้อ รวมถึงแบบสอบถามสำหรับนักลงทุน ซึ่งเอกสารทุกฉบับได้ใช้ภาษาอังกฤษเป็นหลัก รายละเอียดในเอกสารนี้มีการบันทึกข้อมูลสำคัญที่เกี่ยวข้องกับคุณ และสร้างภาระความผูกพันทางกฎหมายกับคุณ ถ้าหากคุณไม่มีทักษะภาษาอังกฤษเพียงพอที่จะอ่านและทำความเข้าใจในเนื้อหาสัญญาดังนั้นสิ่งสำคัญที่สุดคือคุณควรมอบหมายให้ตัวแทนผู้ซื้อ เพื่ออ่านและอธิบายเนื้อหาในสัญญาให้คุณเข้าใจทั้งมด

日本語

招股書
この新株募集買売契約書及び投資向け質問書はすべて英語にて作成されたものです。これらの書類はあなたに対して、重要な情報の開示並びにあなたの守るべき義務が示されています。この英語による説明はもし充分に理解できない場合、これらの書類を読め、そして説明のできる購入代理人の参加が必要となります。

한국어

사적 투자 양해 각서에 관한 고지
계약동의서 및 투자자 문의는 모두 영어로 되어있습니다. 귀하에게 중요한 내용과 의무사항이 포함되어 있으므로, 영어를 읽거나 이해하지 못하는 경우, 계약내용을 읽고 설명해줄 수 있는 구매 대리인이 필요합니다.

Türk

Bu özel yerleşim mutabakatına ilişkin belli bir uyarı
Bu bildiri, kayıt sözlemesi ve yatırımcı anketi tümü İngilizcedir.sizin için önemli bilgiler içerir ve size yükümlülük bağlar. Eğer konuyu anlamaya yetecek seviyede İngilizce bilgisine sahip değilseniz, bir alıcı temsilcisi tarafından konuyu anlamak adına yardım almanız önerilir.

简体中文

本备忘录，认购协议和投资者问卷均为英文。这些文件包含与您相关的重要信息，并与您建立法律约束。如果您没有足够的英语能力来阅读和理解其内容，您应该委托一买方代表，为您说明解释其内容。这是非常重要的

<u>繁体中文</u>

本備忘錄、認購協議及投資者問卷以英語編寫，其中包含重要資訊披露，並註明閣下的相關的義務和責任。若閣下英文能力不足以閱讀和理解上述文件的內容，務必聯繫具備相應英文能力的買方代表，由其對閣下就相關內容做出解讀。

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is dated as of _____________, 2017 by and among JMax International Limited, a Cayman Islands corporation, (the "Company"), and the undersigned individual (together with the undersigned's purchaser representative, if any, the "Purchaser").

RECITALS

WHEREAS, the Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act") and/or Regulation S ("Regulation S") as promulgated under the Securities Act;

WHEREAS, the Company is offering ordinary shares, par value $0.01 per share, (the "Ordinary Stock") at price of $0.01 per share to the Purchaser;

WHEREAS, the Company is offering an aggregate of up to 270,000,000 shares of Ordinary Stock to the Purchasers in connection with a private offering by the Company (the "Offering");

WHEREAS, the Purchaser is a "non-US person" as defined in Regulation S, acquiring the Shares solely for its own account for the purpose of investment;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I

Purchase and Sale of the Shares

Section 1.1 Purchase Price and Closing.

(a) Subject to the terms and conditions hereof, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase for $0.01 per Share, such number of shares of Ordinary Stock (each a "Share" and collectively the "Shares") for an aggregate price of listed on the signature page hereto (the "Purchase Price").

(b) Subject to all conditions to closing being satisfied or waived, the closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Hunter Taubman Fischer & Li LLC, the Company's legal counsel, on the date of the occurrence of completion of and receipt by the Company of the Purchase Price (the "Closing Date").

(c) Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to the Purchaser (i) a certificate for such number of Shares, and (ii) any other documents required to be delivered pursuant to this Agreement. At the time of the Closing, the Purchaser shall have delivered its Purchase Price by wire transfer pursuant to the wire information contained in this Agreement or by check.

ARTICLE II
Representations and Warranties

Section 2.1 Representations and Warranties of the Company and its Subsidiaries. The Company hereby represents and warrants to the Purchaser on behalf of itself, its Subsidiaries (as hereinafter defined), as of the date hereof (except as set forth on the Schedule of Exceptions attached hereto with each numbered Schedule corresponding to the section number herein), as follows:

(a)Organization, Good Standing and Power. The Company is a corporation or other entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable) and respectively, has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Except as set forth on Schedule 2.1(a), the Company and each of its Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect (as defined in Section 2.1(g) hereof).

(b)Corporate Power; Authority and Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, and to issue and sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required. This Agreement constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservator ship, receiver ship or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

(c)Capitalization. The authorized capital stock of the Company is 1,000,000,000 and the shares thereof currently issued and outstanding as of the date of this Agreement is 400,000,000 and, except as set forth in the on Schedule 2.1(c) hereto, is the authorized and issued and outstanding capital stock of the Company as at the date hereof.

(i) no shares of Ordinary Stock are entitled to preemptive, conversion or other rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company;

(ii) there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company;

(iii) the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities;

(iv) the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company.

(v) The offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable Federal and state securities laws, except where non-compliance would not have a Material Adverse Effect. The Company has furnished or made available to the Purchaser true and correct copies of the Company's Memorandum and Articles of Association, as amended and in effect on the date hereof (the "M&A"). Except as restricted under applicable federal, state, local or foreign laws and regulations, the M&A, this Agreement, or as set forth on Schedule 2.1 (c), no written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company shall limit the payment of dividends on the Company's Ordinary Stock.

(d)Issuance of Shares. The Shares to be issued at the Closing have been duly authorized by all necessary corporate action.

(e)Subsidiaries. As of the date of this Agreement, the Company has one subsidiary, Grand World Pro Limited ("Grand World"), a company incorporated with limited liability under the laws of Hong Kong.

(f)No Material Adverse Effect. As of the date of this Agreement, the Company have not experienced or suffered any Material Adverse Effect. For the purposes of this Agreement, "Material Adverse Effect" shall mean (i) any material adverse effect upon the assets, properties, financial condition, business or prospects of the Company, and its Subsidiaries, when taken as a consolidated whole, and/or (ii) any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material covenants, agreements and obligations under this Agreement.

(h)No Undisclosed Liabilities. Other than as disclosed in Schedule 2.1(h) to the knowledge of the Company, neither the Company, nor the Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those incurred in the ordinary course of the Company's and the Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

(i)No Undisclosed Events or Circumstances. To the Company's knowledge, no event or circumstance has occurred or exists with respect to the Company, the Subsidiaries or their respective businesses, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(j)Title to Assets. Except where non-compliance would not have a Material Adverse Effect, each of the Company and the Subsidiaries has good and marketable title to (i) all properties and assets purportedly owned or used by them as reflected in the Financial Statements, (ii) all properties and assets necessary for the conduct of their business as currently conducted, and (iii) all of the real and personal property reflected in the Financial Statements free and clear of any Lien. All leases are valid and subsisting and in full force and effect.

(k)Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company which questions the validity of this Agreement or the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except where the same would not have a Material Adverse Effect, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company involving any of their respective properties or assets. To the knowledge of the Company, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company, the Subsidiaries or any of their respective executive officers or directors in their capacities as such.

(l)Compliance with Law. The Company and the Subsidiaries have all material franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(m)No Violation. The business of the Company and the Subsidiaries is not being conducted in violation of any Federal, state, local or foreign governmental laws, or rules, regulations and ordinances of any of any governmental entity, except for possible violations which singularly or in the aggregate could not reasonably be expected to have a Material Adverse Effect. The Company is not required under Federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Shares in accordance with the terms hereof or thereof (other than (x) any consent, authorization or order that has been obtained as of the date hereof, (y) any filing or registration that has been made as of the date hereof or (z) any filings which may be required to be made by the Company with the Commission or state securities administrators subsequent to the Closing.)

(n)No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and therein do not and will not (i) violate any provision of the Company's Certificate or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, pledge, charge or encumbrance (collectively, "Lien") of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including Federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, provided, however, that, excluded from the foregoing in all cases are such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

(o)Certain Fees. Except as set forth on Schedule 2.1(o) hereto, no brokers fees, finders fees or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement.

(p)Disclosure. Except as set forth in Schedule 2.1(p), neither this Agreement nor the Schedules hereto nor any other documents, certificates or instruments furnished to the Purchaser by or on behalf of the Company or the Subsidiaries in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, taken as a whole and in the light of the circumstances under which they were made herein or therein, not false or misleading.

(q)Intellectual Property. Each of the Company and the Subsidiaries owns or has the lawful right to use all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, and all rights with respect to the foregoing, which are necessary for the conduct of their respective business as now conducted without any conflict with the rights of others, except where the failure to so own or possess would not have a Material Adverse Effect.

(r)Books and Record Internal Accounting Controls. Except as disclosed in Schedule 2.1(r), the books and records of the Company and the Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company, or the Subsidiaries.

Section 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company as of the date hereof:

(a)No Conflicts. The execution, delivery and performance of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which such Purchaser is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on such Purchaser). Such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, provided, that for purposes of the representation made in this sentence, such Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

(b)Status of Purchaser. The Purchaser is a "non-US person" as defined in Regulation S. The Purchaser further makes the representations and warranties to the Company set forth on Exhibit A. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Purchaser is not a broker-dealer, nor an affiliate of a broker-dealer.

(c)Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(d)Information. The Purchaser and its advisors, if any, have had the opportunity to ask questions of management of the Company and its Subsidiaries and have been furnished with all information relating to the business, finances and operations of the Company and information relating to the offer and sale of the Shares which have been requested by the Purchaser or its advisors. Neither such inquiries nor any other due diligence investigation conducted by the Purchaser or any of its advisors or representatives shall modify, amend or affect the Purchaser's right to rely on the representations and warranties of the Company contained herein. The Purchaser understands that its investment in the Shares involves a significant degree of risk. The Purchaser further represents to the Company that the Purchaser's decision to enter into this Agreement has been based solely on the independent evaluation of the Purchaser and its representatives.

(e)Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

(f)Transfer or Re-sale. The Purchaser understands that the sale or re-sale of the Shares has not been and is not being registered under the Securities Act or any applicable state securities laws, and the Shares may not be transferred unless (i) the Shares are sold pursuant to an effective registration statement under the Securities Act, (ii) the Purchaser shall have delivered to the Company an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be reasonably acceptable to the Company, (iii) the Shares are sold or transferred to an "affiliate" (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) ("Rule 144")) of the Purchaser who agrees to sell or otherwise transfer the Shares only in accordance with this Section 2.2(f) and who is a non-US person, (iv) the Shares are sold pursuant to Rule 144, or (v) the Shares are sold pursuant to Regulation S under the Securities Act (or a successor rule) ("Regulation S"). Notwithstanding the foregoing or anything else contained herein to the contrary, the Shares may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

(g)Legends. The Purchaser understands that the Shares shall bear a restrictive legend in the form as set forth under Section 5.1 of this Agreement. The Purchaser understands that, until such time the Shares may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares may bear a restrictive legend in substantially the form set forth under Section 5.1 (and a stop-transfer order may be placed against transfer of the certificates evidencing such Securities).

(h)Residency. The Purchaser is a resident of the jurisdiction set forth immediately below such Purchaser's name on the signature pages hereto.

(i)No General Solicitation. The Purchaser acknowledges that the Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

(j)Rule 144. Such Purchaser understands that the Shares must be held indefinitely unless such Shares are registered under the Securities Act or an exemption from registration is available. Such Purchaser acknowledges that such Purchaser is familiar with Rule 144 and Rule 144A, of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act ("Rule 144"), and that such person has been advised that Rule 144 and Rule 144A, as applicable, permits resales only under certain circumstances. Such Purchaser understands that to the extent that Rule 144 or Rule 144A is not available, such Purchaser will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(k)Brokers. Purchaser does not have any knowledge of any brokerage or finder's fees or commissions that are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement.

(l)Acquisition for Investment. The Purchaser is a "non-US person" as defined in Regulation S, acquiring the Shares solely for the its own account for the purpose of investment and not with a view to or for sale in connection with a distribution to anyone.

(m)Additional Representations and Warranties of Non-U.S. Persons. The Purchaser indicating that it is not a U.S. person on its signature page to this Agreement, severally and not jointly, further makes the representations and warranties to the Company set forth on **Exhibit A**.

ARTICLE III

Covenants

The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees (as defined herein).

Section 3.1 Securities Compliance. The Company shall notify the Commission in accordance with its rules and regulations, of the transactions contemplated by any of this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Purchaser or subsequent holders.

Section 3.2 Confidential Information. The Purchaser agrees that such Purchaser and its employees, agents and representatives will keep confidential and will not disclose, divulge or use (other than for purposes of monitoring its investment in the Company) any confidential information which such Purchaser may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to such Purchaser pursuant to this Agreement, unless such information is known to the public through no fault of such Purchaser or his or its employees or representatives; provided, however, that a Purchaser may disclose such information (i) to its attorneys, accountants and other professionals in connection with their representation of such Purchaser in connection with such Purchaser's investment in the Company, (ii) to any prospective permitted transferee of the Shares, so long as the prospective transferee agrees to be bound by the provisions of this Section 3.3, or (iii) to any general partner or affiliate of such Purchaser.

Section 3.3 Compliance with Laws. The Company shall comply to comply in all material respects, with all applicable laws, rules, regulations and orders, except where non-compliance could not reasonably be expected to have a Material Adverse Effect.

Section 3.4 Keeping of Records and Books of Account. The Company shall keep adequate records and books of account, in which complete entries have been made in accordance with Hong Kong accounting standards consistently applied, reflecting all financial transactions of the Company.

Section 3.5 Disclosure of Material Information. The Company covenants and agrees that neither it nor any other person acting on its or their behalf has provided or, from and after the filing of the Press Release, will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information (other than with respect to the transactions contemplated by this Agreement), unless prior thereto such Purchaser shall have executed a specific written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenants in effecting transactions in securities of the Company. At the time of the filing of the Press Release, no Purchaser shall be in possession of any material, nonpublic information received from the Company, any of its subsidiaries or any of its respective officers, directors, employees or agents that is not disclosed in the Press Release. The Company shall not disclose the identity of any Purchaser in any filing with the SEC except as required by the rules and regulations of the SEC thereunder. In the event of a breach of the foregoing covenant by the Company, , or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein, a Purchaser may notify the Company, and the Company shall make public disclosure of such material nonpublic information within two (2) trading days of such notification.

Section 3.6 No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

Section 3.7 Reimbursement of Costs. The Purchaser agrees to reimburse the Company for the costs associated with the registry of its Shares with the applicable authority and delivery of the certificate of Shares in the amount of $80 per Purchaser, payable upon the subscription.

ARTICLE IV

CONDITIONS

Section 4.1 Conditions Precedent to the Obligation of the Company to Sell the Shares. The obligation hereunder of the Company to issue and sell the Shares is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(a)Accuracy of the Purchaser's Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

(b)Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

(c)No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d)Delivery of Purchase Price. The Purchase Price for the Shares shall have been delivered to the Company.

(e)Delivery of this Agreement. This Agreement shall have been duly executed and delivered by the Purchaser to the Company.

Section 4.2 Conditions Precedent to the Obligation of the Purchaser to Purchase the Shares. The obligation hereunder of the Purchaser to acquire and pay for the Shares offered in Offering is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser's sole benefit and may be waived by such Purchaser at any time in its sole discretion.

(a)Accuracy of the Company's Representations and Warranties. Each of the representations and warranties of the Company in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date.

(b)Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

(c)No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d)No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(e)Certificates. The Company shall have executed and delivered to the Purchaser the certificates (in such denominations as such Purchaser shall request) for the Shares being acquired by such Purchaser immediately after the Closing (in such denominations as such Purchaser shall request) to such address set forth next to the Purchaser with respect to the Closing.

(f)Resolutions. The Board of Directors of the Company shall have adopted resolution consistent with Section 2.1(b) hereof in a form reasonably acceptable to such Purchaser (the "Resolution").

(g)Material Adverse Effect. No Material Adverse Effect shall have occurred at or before the Closing Date.

ARTICLE V

Stock Certificate Legend

Section 5.1Legend. Each certificate representing the Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or "blue sky" laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE CAYMAN ISLANDS, HONG KONG, THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY U.S. STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF OR PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY SUCH LAWS IS AVAILABLE (AND, IN SUCH CASE, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY, SHALL HAVE BEEN DELIVERED TO THE COMPANY TO THE EFFECT THAT THE OFFER, SALE, TRANSFER, DISPOSITION, PLEDGE, OR HYPOTHECATION THEREOF IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY SUCH LAWS).

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN SOLD PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH REGULATION "S" (17 C.F.R. 230.901 THROUGH 230.905 AND ITS PRELIMINARY NOTES) UNDER THE SECURITIES ACT. THE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED TO A U.S. PERSON, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON, OR INTO THE UNITED STATES EXCEPT PURSUANT TO A REGISTRATION STATEMENT, OR A VALID EXEMPTION FROM REGISTRATION BASED ON AN OPINION OF COUNSEL APPROVED BY THE ISSUER. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED, DIRECTLY OR INDIRECTLY, UNLESS IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED.

ARTICLE VI

Indemnification

Section 6.1 General Indemnity. The Company agrees to indemnify and hold harmless the Purchaser (and their respective directors, officers, managers, partners, members, shareholders, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein. The Purchaser, severally but not jointly, agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein. The maximum aggregate liability of the Purchaser pursuant to its indemnification obligations under this Article VI shall not exceed the portion of the Purchase Price paid by the Purchaser hereunder. In no event shall any "Indemnified Party" (as defined below) be entitled to recover consequential or punitive damages resulting from a breach or violation of this Agreement.

Section 6.2 Indemnification Procedure. Any party entitled to indemnification under this Article VI (an "Indemnified Party") will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VI except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall be liable for any settlement if the indemnifying party is advised of the settlement but fails to respond to the settlement within thirty (30) days of receipt of such notification. Notwithstanding anything in this Article VI to the contrary, the indemnifying party shall not, without the Indemnified Party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The indemnification required by this Article VI shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the Indemnified Party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

ARTICLE VII

Miscellaneous

Section 7.1 Fees and Expenses. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Section 7.2 Specific Enforcement, Consent to Jurisdiction.

(a) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

(b) Each of the Company and the Purchaser (i) hereby irrevocably submits to by the courts of competent jurisdiction in Hong Kong for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.2 shall affect or limit any right to serve process in any other manner permitted by law. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

Section 7.3 Entire Agreement, Amendment. This Agreement contains the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor any of the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought.

Section 7.4 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (i) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service), (ii) if mailed certified or registered mail return receipt requested, two (2) business days after being mailed, (iii) if delivered by overnight courier (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing), or (iv) if delivered by facsimile transmission, on the business day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (as evidenced by the printed confirmation of delivery generated by the sending party's telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 7.4), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to the Company:

JMax International Limited
Room 3209
Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong
Facsimile: +852 23238718
Email: jmaxcs@yahoo.com

with copies (which shall not constitute notice) to:

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018

If to Purchaser:

The address listed on the signature page

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

Section 7.5 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 7.6 Headings. The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement. Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate. References to the singular shall include the plural and vice versa.

Section 7.7 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Purchaser, as applicable, provided, however, that, subject to federal and state securities laws, a Purchaser may assign its rights and delegate its duties hereunder in whole or in part to an affiliate or to a third party acquiring all or substantially all of its Shares in a private transaction without the prior written consent of the Company or the other Purchaser, after notice duly given by such Purchaser to the Company provided, that no such assignment or obligation shall affect the obligations of such Purchaser hereunder and that such assignee agrees in writing to be bound, with respect to the transferred securities, by the provisions hereof that apply to the Purchaser. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 7.8 Governing Law. This Agreement and all amendments hereto shall be governed by and construed in accordance with the laws Hong Kong, without application of the conflicts of laws provisions thereof. Any dispute arising hereunder shall be determined exclusively by the courts of competent jurisdiction in Hong Kong.

Section 7.9 Survival. The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder for a period of three (3) years following the Closing Date.

Section 7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

Section 7.11 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 7.12 Individual Capacity. Each Purchaser enters into this Agreement on its own capacity, and not as a group with other Purchasers. Each Purchaser, severally but not jointly, makes representations and warranties contained under this Agreement.

Section 7.13 Termination. This Agreement may be terminated prior to Closing by mutual written agreement of the Purchaser and the Company.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

JMAX INTERNATIONAL LIMITED

a Cayman Islands limited company

Date: ____________, 2017.

By: ______________________________

Name : Guowen Ren

Title : Chief Executive Officer

[Signature Page of the Company]

PURCHASER SIGNATURE PAGE AND QUESTIONNAIRE

In witness whereof, the parties hereto have executed this Subscription Agreement as of the dates set forth below.

Date: ____________________, 2017.

No. of Shares Subscribed For:	____________________
Subscription Price Per Share:	$0.01
Subscription Price (No. Shares times $0.01):	$____________________

Signature(s):	____
Name (Please Print):	____
Residence Address:	____
	____
Passport / IC Number:	____
Phone Number:	(_____) ______-________________
Cellular Number:	(_____) ______-________________
Facsimile Number:	(_____) ______-________________
Email address:	____________________@____________________

PURCHASER REPRESENTATIVE

(TO BE COMPLETED IF PURCHASER DOES NOT HAVE SUFFICIENT UNDERSTANDING OF ENGLISH TO READ AND UNDERSTAND THIS SUBSCRIPTION AGREEMENT AND THE PRIVATE PLACEMENT MEMORANDUM)

Signature:	____
Name (Please Print):	____
Passport / IC Number:	____
Phone Number:	(_____) ______-________________
Cellular Number:	(_____) ______-________________
Facsimile Number:	(_____) ______-________________
Email address:	____________________@____________________

SCHEDULES TO SUBSCRIPTION AGREEMENT

Schedule 2.1(a)

None.

Schedule 2.1(c)

None.

Schedule 2.1 (o)

None.

Schedule2.1(p)

None.

Schedule 2.1(r)

None.

EXHIBIT A TO THE

SUBSCRIPTION AGREEMENT

NON U.S. PERSON REPRESENTATIONS

Each Purchaser indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to the Company as follows:

1. At the time of (a) the offer by the Company and (b) the acceptance of the offer by such person or entity, of the Shares, such person or entity was outside the United States.

2. Such person or entity is acquiring the Shares for such Shareholder's own account, for investment and not for distribution or resale to others and is not purchasing the Shares for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3. Such person or entity will make all subsequent offers and sales of the Shares either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the Shares to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is one year thereafter (the "**Distribution Compliance Period**"), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4. Such person or entity has no present plan or intention to sell the Shares in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Shares and is not acting as a Distributor of such securities.

5. Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Shares at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.

6. Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Shares substantially in the form set forth in Section 5.1.

7. Such person or entity is not acquiring the Shares in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8. Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person's or entity's interests in connection with the transactions contemplated by this Agreement.

9. Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Shares.

10. Such person or entity understands the various risks of an investment in the Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Shares.

11. Such person or entity has had access to the Company's publicly filed reports with the SEC and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding the Company that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Shares.

12. Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the Shares.

13. Such person or entity is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement.

14. Such person or entity will not sell or otherwise transfer the Conversion Shares unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15. Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

16. Such person or entity understands and acknowledges that the Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

Report of Director(s) and Audited Financial Statements

GRAND WORLD PRO LIMITED

創威寶有限公司

(Incorporated in Hong Kong with Limited Liability)

Period from 1 January 2016 to 31 December 2016

GRAND WORLD PRO LIMITED
創威寶有限公司

Period from 1 January 2016 to 31 December 2016

Contents

	Page(s)
REPORT OF THE DIRECTOR(S)	1
INDEPENDENT AUDITOR'S REPORT	2 - 4
AUDITED FINANCIAL STATEMENTS	
INCOME STATEMENT	5
STATEMENT OF FINANCIAL POSITION	6
NOTES TO THE FINANCIAL STATEMENTS	7 - 15

Page 1

GRAND WORLD PRO LIMITED
創威寶有限公司
REPORT OF THE DIRECTOR(S)

The director(s) present(s) the report and the audited financial statements for the period ended 31 December 2016.

Director(s)

The name of person(s) who was/were the director(s) of the Company during the period beginning with the end of the financial period and ending on the date of this report is/are as follows:

Tsui Tsz Hong Ivan	(Appointed on 28 October 2016)
Ren Guowen	(Appointed on 30 June 2016 and Resigned on 28 October 2016)
Fang Zhigang	(Resigned on 30 June 2016)
Zhang Qi	(Resigned on 30 June 2016)
Zhou Xijian	(Resigned on 30 June 2016)

Principal activities

During the reporting period, the principal activity of the Company was general trading.

Permitted indemnity provisions

At no time during the financial reporting period were there any permitted indemnity provisions in force for the benefit of one or more director(s) of the Company.

At the time of approval of this report, there are no permitted indemnity provisions in force for the benefit of one or more director(s) of the Company.

Management contract

During the reporting period, the Company subsisted no management contract.

Business review

The Company falls within reporting exemption for the financial reporting period. Accordingly, the Company is exempted from preparing a business review.

Property, plant and equipment

Particulars of significant changes in the property, plant and equipment of the Company are set out in note(s) to the financial statements.

Shares issued

On 25 October 2016, the Company issued 1,560,000 ordinary shares with the amount of USD200,000 equivalent to HKD1,560,000 for the purpose of providing additional working capital. The Company received all of the consideration at the time of issue.

Equity-linked agreement

During the financial reporting period, the Company entered into no equity-linked agreement.

At the end of the financial reporting period, the Company subsisted of no equity-linked agreement.

Recommended dividends

The Director(s) do/does not recommend the payment of dividend for the financial reporting period.

Approval of director(s) report

This report was approved by the Director(s) on 03 APR 2017 .

On behalf of the Company

Tsui Tsz Hong Ivan
Director
Hong Kong

TAKA CPA LIMITED
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF
GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 2

Opinion

We have audited the financial statements of the Company set out on pages 5 to 15, which comprise the statement of financial position as at 31 December 2016, and the income statement for the reporting period, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements of the Company are prepared, in all material respects, in accordance with the Hong Kong Small and Medium-sized Entity Financial Reporting Standard ("SME-FRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") and with reference to Practice Note 900 (Revised), Audit of Financial Statements Prepared in Accordance with the SME-FRS issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The director(s) are responsible for the other information. The other information comprises the information included in the director's(s') report set out on page 1, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Director(s) and Those Charged with Governance for the Financial Statements

The director(s) are responsible for the preparation of the financial statements in accordance with the SME-FRS issued by the HKICPA and the Hong Kong Companies Ordinance, and for such internal control as the director(s) determine(s) is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the director(s) are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the director(s) either intend(s) to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

TAKA CPA LIMITED
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF
GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 3

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

i. Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ii. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

iii. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the director(s).

iv. Conclude on the appropriateness of the director's(s') use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

TAKA CPA LIMITED
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF
GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 4

Auditor's Responsibilities for the Audit of the Financial Statements (cont.)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

TAKA CPA LIMITED
Certified Public Accountants (Practising)
Room A, 15/F, SPA Centre,
53-55 Lockhart Road, Wanchai, Hong Kong

0 3 APR 2017

Wong Wai
Practising Certificate No. : P05629

Page 5

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

INCOME STATEMENT

PERIOD ENDED 31 DECEMBER 2016

	Notes	2016 USD	2015 USD
TURNOVER	4	4,436,446	3,448,411
COST OF SALES		(4,008,630)	(3,197,490)
GROSS PROFIT		427,816	250,921
OTHER REVENUE	4	8	7,595
		427,824	258,516
ADMINISTRATIVE EXPENSES		(332,849)	(214,725)
PROFIT FROM OPERATIONS		94,975	43,791
FINANCE COSTS	5	-	-
PROFIT BEFORE TAXATION	5	94,975	43,791
INCOME TAX EXPENSES	7	(14,246)	(3,964)
PROFIT FOR THE REPORTING PERIOD		80,729	39,827

The accompanying note(s) form an integral part of these financial statements.

Page 6

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2016

	Notes	2016 USD	2015 USD
NON-CURRENT ASSETS			
Property, plant and equipment	8	11,578	-
		11,578	-
CURRENT ASSETS			
Account receivable(s)		449,650	3,254,013
Amount(s) due from holding company(ies)	9	-	155,433
Amount(s) due from related company(ies)	9	-	4,619,305
Cash and bank balances		1,407,236	595,770
Inventory(ies)	10	154,943	-
Other receivable(s)		9,106	37,631
Trade deposit(s) paid		234,000	54,250
		2,254,935	8,716,402
Less:			
CURRENT LIABILITIES			
Account payable(s)		363,137	801,269
Accruals		31,421	24,770
Amount(s) due to related company(ies)	11	-	5,812,693
Other payable(s)		1,297,179	2,038,008
Tax payable(s)		18,210	3,964
Trade deposit(s) received		240,139	-
		1,950,086	8,680,704
NET CURRENT ASSETS		304,849	35,698
NET ASSETS		316,427	35,698
CAPITAL AND RESERVES			
Share capital	12	200,001	1
Retained profits		116,426	35,697
		316,427	35,698

Authorised for issue by the Director(s) on 03 APR 2017

Tsui Tsz Hong Ivan

The accompanying note(s) form an integral part of these financial statements.

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 7

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

GENERAL INFORMATION

1. DEFINITION

In these reporting documents, the following terms shall have the following meanings:

The Company	GRAND WORLD PRO LIMITED
The Director(s)	All of the director(s) of the Company
Reporting period	Period from 1 January 2016 to 31 December 2016
Hong Kong Companies Ordiance	Hong Kong Companies Ordinance (Cap. 622) which came into operation on 3 March 2014
HKICPA	Hong Kong Institute of Certified Public Accountants
SME-FRF	Revised Small and Medium-sized Entity Financial Reporting Framework issued by HKICPA applicable to the financial statements for the financial period beginning on or after 3 March 2014
SME-FRS	Revised Small and Medium-sized Entity Financial Reporting Standard issued by HKICPA applicable to the financial statements for the financial period beginning on or after 3 March 2014
PRC	The People's Republic of China
BVI	British Virgin Islands
Cash equivalents	Short-term, highly liquid investments those are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's length transaction
Related company	A company in which one or more related parties have beneficial interests thereon or are in a position to exercise significant influence

 \

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 8

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

2. CORPORATE INFORMATION

GRAND WORLD PRO LIMITED is a company incorporated in Hong Kong with limited liability. The company's registered office is located at Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. During the reporting period, the principal activity of the Company was general trading. In the opinion of the Directors, the immediate holding company is JMAX INTERNATIONAL LIMITED, which was incorporated in Cayman Islands.

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Statement of compliance

These financial statements comply with all applicable sections of SME-FRS and have been prepared under the accrual basis of accounting and on the basis that the Company is a going concern.

The measurement bases used in preparing these financial statements were historical cost convention.

The Company qualifies for the reporting exemption as a small private company under sections 359(1)(a) and 361 of the Hong Kong Companies Ordinance and is therefore entitled to prepare and present its annual financial statements in accordance with SME-FRS. These financial statements have been prepared in accordance with SME-FRS.

The followings are the specific accounting policies that are necessary for a proper understanding of the financial statements.

Borrowing costs

Borrowing costs include interest on bank overdrafts and short-term and long-term borrowings, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, finance charges in respect of finance leases and exchange difference arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

The Company applies benchmark treatment consistently. Under benchmark treatment, borrowing costs are recognised as an expense in the period in which they are incurred.

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

Page 9

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenue consists of turnover and other revenue but excludes the reversal of impairment and/or provisions. Turnover comprises revenue generated from the principal activities of the Company. Other revenue includes exchange gain (net of exchange loss) and gain on disposal of capital assets.

Revenue is recognised as income when it is probable that the economic benefits associated with transaction will flow to the Company and when the amount of revenue as well as costs incurred for the transaction can be measured reliably. Revenue is measured at fair value of the consideration received or receivable and is shown net of discounts, rebates, returns and sales-related taxes on the following bases.

i. Sale of goods is recognised when the goods are delivered and the significant risks and rewards of ownership have been passed to the buyer and the Company retains neither continuing managerial involvement to the degree usually associated with the ownership nor effective control over the goods sold;

ii. Revenue from rendering of services is recognised when the stage of completion of the transaction at the end of the reporting period and the cost incurred for the transaction as well as further cost to complete the transaction can all be measured reliably.

iii. Interest income is recognised on a time proportion basis taking into account the principal outstanding and the interest applicable.

Taxation

Current tax is recognised as income or expense, except to the extent that the tax arises from a transaction or event that is recognised other than in the income statement, based on estimated taxable profit using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Current tax for current and prior reporting periods is, to the extent unpaid (or refundable), recognised as a liability (or an asset).

Deferred tax is not provided.

Leases

Leases that retain substantially all the risk and rewards incidental to ownership of the leased assets by the lessor are accounted for as operating leases. Lease payments under an operating lease are recognised as expenses on a straight-line basis over the lease term. All incentives for agreement of a new or renewed operating lease are recognised as an integral part of the net consideration agreed for the use of the leased assets. The aggregate benefit of incentives is recognised as a reduction of rental expenses over the lease term.

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 10

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The depreciable amount of an item of property, plant and equipment is allocated on a systematic basis over its estimated useful life using the straight-line method. The estimated useful lives used for depreciation are as follows:

	2016	2015
Computer	20%	20%
Furniture and fixtures	20%	20%
Leasehold improvements	20%	20%
Office equipment	20%	20%
Motor vehicle	30%	30%

Impairment of assets

An assessment is made at the end of each reporting period to determine whether there is any indication of impairment or reversal of previous impairment, including items of property, plant and equipment, intangible assets and long-term investments. In the event that an asset's carrying amount exceeds its recoverable amount, the carrying amount is reduced to recoverable amount and an impairment loss is recognised in the income statement. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of amortisation or depreciation), had no impairment losses been recognised for the asset in prior reporting periods.

Foreign currency transactions

The reporting currency of the Company is United States dollar . Foreign currency transactions are translated into the reporting currency at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated at the approximate rates of exchange ruling at that date. Exchange differences arising on the settlement of monetary items or on translation of foreign currency monetary assets and liabilities are recognised as income or expenses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on [specific identification basis]/[the first-in, first-out basis]/[weighted average basis] and comprises cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. In arriving at net realisable value an allowance has been made for deterioration and obsolescence. Inventories are recognised as cost of sales or expenses when they are sold or written-down to net realisable value. A reversal of any write-down of inventories arising from an increase in net realisable value is recognised as a reduction in the amount of inventories recognised as cost of sales or expenses in the period in which the reversal occurs.

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

Page 11

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Trade and other receivable

Trade and other receivables are stated at estimated realisable value after each debt has been considered individually. Where the payment of a debt becomes doubtful a provision is made and taken in the income statement.Trade and other receivables are stated at estimated realisable value after each debt has been considered individually. Where the payment of a debt becomes doubtful a provision is made and taken in the income statement.

Investments

An investment that qualifies for recognition as an asset is initially measured at its cost (including brokerages, fees, duties and taxes). After initial recognition, long-term investments are carried at cost less accumulated impairment losses. Current investments are carried at the lower of cost and net realisable value. Changes in carrying amount of an investment are recognised as income or expenses as appropriate. Held-to-maturity debt securities are carried at amortised cost. Discount or premium on acquisition is amortised on a systematic basis over the holding period using the straight-line method.

Related Parties

For the purpose of these financial statements, related party includes a person and entity as defined below:

(a) A person or a close member of that person's family is related to the Company if that person:

i. has control or joint control over the Company;

ii. has significant influence over the Company; or

iii is a member of the key management personnel of the Company or a parent of the Company.

(b) An entity is related to the Company if any of the following conditions applies:

i. The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

ii. One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

iii. Both entities are joint ventures of the same third party.

iv. One entity is a joint venture a third entity and other entity is an associate of the third entity.

v. The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

vi. The entity is controlled or jointly controlled by a person identified in (a).

vii. A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 12

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

4. TURNOVER AND REVENUE

An analysis of the company's revenue is as follows:

	2016 USD	2015 USD
Turnover and other revenue		
Sales	4,436,446	3,448,411
Bank interest income	7	1
Sundry income	1	7,594
	4,436,454	3,456,006

5. PROFIT BEFORE TAXATION

	2016 USD	2015 USD
This is arrived at after charging:		
Depreciation	399	-
Exchange loss, net	240	15
Rent and rates	27,078	-
Salaries and allowances	11,606	-

6. DIRECTORS' REMUNERATION

Directors' emoluments disclosed pursuant to Section 383(1)(d) of the Companies Ordinance are as follows:

	2016 USD	2015 USD
Fees	-	-
Other emoluments	11,606	-
	11,606	-

7. INCOME TAX EXPENSES

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the year.

	2016 USD	2015 USD
Charge for the year	14,246	3,964

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

Page 13

8. PROPERTY, PLANT AND EQUIPMENT

	Costs USD	Accumulated depreciation USD	Net carrying amount USD
Computer			
At beginning of reporting period	-	-	-
Additions for the reporting period	2,758	-	2,758
Charge for the reporting period	-	(92)	(92)
At ending of reporting period	2,758	(92)	2,666
Furniture and fixtures			
At beginning of reporting period	-	-	-
Additions for the reporting period	2,753	-	2,753
Charge for the reporting period	-	(92)	(92)
At ending of reporting period	2,753	(92)	2,661
Office equipments			
At beginning of reporting period	-	-	-
Additions for the reporting period	6,466	-	6,466
Charge for the reporting period	-	(215)	(215)
At ending of reporting period	6,466	(215)	6,251
Net carrying amount			
At ending of reporting period	11,977	(399)	11,578
At beginning of reporting period	-	-	-

9. LOANS AND QUASI-LOANS

Loans, quasi-loans and other dealings in favour of directors (including shadow directors) of the Company and its holding company disclosed pursuant to section 383(1)(d) of the Hong Kong Companies Ordinance and Part 3 of the Companies (Disclosure of Information about Benefits of Directors) Regulation are as follow:

Loans, quasi-loans and credit transactions entered into by the Company for a director of the Company or of its holding company or a controlled body corporate of such a director

Name of borrower	Relevant director	2016 USD	2015 USD	Maximum outstanding during reporting period USD
JM Ocean Avenue International Corporation Ltd	N/A	-	155,433	155,433
Joymind International Limited	N/A	-	4,619,305	4,619,305

The amount(s) is/are unsecured, interest-free and has no fixed terms of repayment.

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 14

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

10. INVENTORY(IES)

	2016 USD	2015 USD
Trading of goods	154,943	-

11. AMOUNT DUE TO RELATED COMPANY(IES)

The amount(s) is/are unsecured, interest-free and has no fixed terms of repayment.

12. SHARE CAPITAL

	2016 USD	2015 USD
Issued and fully paid:		
Ordinary shares without par value		
Balance at beginning of reporting period	1	1
Allotment on 25 October 2016	200,000	-
Balance at ending of reporting period	200,001	1

13. CHANGES IN EQUITY

	Share capital USD	Retained profits USD	Total USD
At 1 January 2016	1	35,697	35,698
Allotment on 25 October 2016	200,000	-	200,000
Profit for the reporting period	-	80,729	80,729
At 31 December 2016	200,001	116,426	316,427

14. RELATED PARTY TRANSACTIONS

	Notes	2016 USD	2015 USD
Related party(ies)			
Property, plant and equipment acquired from a related company	(i)	11,977	-
Rent paid to a related company	(ii)	9,025	-
Sales income received from a related company	(iii)	4,436,446	1,871,679

The director(s) of related companies can significantly influence over the operation of the Company under contractual agreement during the reporting period. Since 11 January 2017 on which all shares of the Company was transferred to the current holding company, JMAX INTERNATIONAL LIMITED, the Company is no longer a related party.

(i) The prices of the property, plant and equipment acquired were charged by the related company at rates mutually agreed between the Company and the related company.

(ii) The rent was charged by the related company at rates mutually agreed between the Company and the related company.

(iii) The prices of goods was charged by the Company at rates mutually agreed between the Company and the related companies.

GRAND WORLD PRO LIMITED
創威寶有限公司
(Incorporated in Hong Kong with limited liability)

Page 15

NOTES TO THE FINANCIAL STATEMENTS

Period from 1 January 2016 to 31 December 2016

15. OPERATING LEASE COMMITMENT

The Company had the following total future minimum lease payments payable under non-cancellable operating leases:

	2016 USD	2015 USD
Not later than one reporting period	81,290	-
Over one reporting period	-	-
	81,290	-

16. CONTINGENT LIABILITIES

At the balance sheet date, the Company had no significant contingent liabilities.

---End---

THE COMPANIES LAW (AS REVISED)
OF THE CAYMANISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

JMax International Limited

Incorporated in the Cayman Islands on the 8 September, 2016

Amended and Restated pursuant to a Special Resolution of the Company dated 19th April, 2017

THE COMPANIES LAW (AS REVISED)
OF THE CAYMANISLANDS
COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

JMax International Limited

Amended and Restated pursuant to a Special Resolution of the Company dated 19th April, 2017

1 The name of the Company is **JMax International Limited**

2 The registered office of the Company shall be situated at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Cayman Islands, KY1-1106 or at such other place in the Cayman Islands as the Directors may from time to time decide.

3 The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4 The liability of each Member is limited to the amount unpaid on such Member's shares.

5 The share capital of the Company is US$10,000,000.00 divided into 1,000,000,000 shares of a par value of US$0.01 each.

6 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7 Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

2

THE COMPANIES LAW (AS REVISED)
OF THE CAYMANISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF

JMax International Limited

Amended and Restated pursuant to a Special Resolution of the Company dated 19th April, 2017

1 Interpretation

1.1 In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

"Articles"	means these articles of association of the Company.
"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).
"Company"	means the above named company.
"Directors"	means the directors for the time being of the Company.
"Dividend"	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
"Electronic Record"	has the same meaning as in the Electronic Transactions Law.
"Electronic Transactions Law"	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
"Member"	has the same meaning as in the Statute.
"Memorandum"	means the memorandum of association of the Company.

3

"Ordinary Resolution" means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

"Register of Members" means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

"Registered Office" means the registered office for the time being of the Company.

"Seal" means the common seal of the Company and includes every duplicate seal.

"Share" means a share in the Company and includes a fraction of a share in the Company.

"Special Resolution" has the same meaning as in the Statute, and includes a unanimous written resolution.

"Statute" means the Companies Law (As Revised) of the Cayman Islands.

"Subscriber" means the subscriber to the Memorandum.

"Treasury Share" means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2 In the Articles:

(a) words importing the singular number include the plural number and vice versa;

(b) words importing the masculine gender include the feminine gender;

(c) words importing persons include corporations as well as any other legal or natural person;

(d) "written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e) "shall" shall be construed as imperative and "may" shall be construed as permissive;

4

(f) references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g) any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h) the term "and/or" is used herein to mean both "and" as well as "or." The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. The term "or" shall not be interpreted to be exclusive and the term "and" shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i) headings are inserted for reference only and shall be ignored in construing the Articles;

(j) sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(k) the term "clear days" in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(l) the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2 Commencement of Business

2.1 The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2 The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3 Issue of Shares

3.1 Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without

5

preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. Notwithstanding the foregoing, the Subscriber shall have the power to:

(a) issue one Share to itself;

(b) transfer that Share by an instrument of transfer to any person; and

(c) update the Register of Members in respect of the issue and transfer of that Share.

3.2 The Company shall not issue Shares to bearer.

4 Register of Members

4.1 The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2 The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5 Closing Register of Members or Fixing Record Date

5.1 For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2 In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3 If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to

6

vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6 Certificates for Shares

6.1 A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2 The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3 If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4 Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7 Transfer of Shares

7.1 Subject to Article 3.1, Shares are transferable subject to the consent of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason.

7

If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2 The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8 Redemption, Repurchase and Surrender of Shares

8.1 Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2 Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3 The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4 The Directors may accept the surrender for no consideration of any fully paid Share.

9 Treasury Shares

9.1 The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2 The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10 Variation of Rights of Shares

10.1 If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the

8

issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply *mutatis mutandis*, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2 For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3 The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking paripassu therewith.

11 Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12 Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

9

13 Lien on Shares

13.1 The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

13.2 The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3 To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under the Articles.

13.4 The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14 Call on Shares

14.1 Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the

10

subsequent transfer of the Shares in respect of which the call was made.

14.2 A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4 If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5 An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6 The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7 The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8 No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15 Forfeiture of Shares

15.1 If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

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15.2 If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3 A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4 A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5 A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6 The provisions of the Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16 Transmission of Shares

16.1 If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

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16.2 Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3 A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17 Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1 The Company may by Ordinary Resolution:

(a) increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

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(c) convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d) by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e) cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2 All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3 Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a) change its name;

(b) alter or add to the Articles;

(c) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d) reduce its share capital or any capital redemption reserve fund.

18 Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19 General Meetings

19.1 All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2 The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the

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notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o'clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3 The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4 A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5 The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6 If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

19.7 A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20 Notice of General Meetings

20.1 At least five clear days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

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(b) in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

20.2 The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21 Proceedings at General Meetings

21.1 No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

21.2 A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3 A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4 If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members' requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5 The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of

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Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

21.6 If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

21.7 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8 When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9 A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10 Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11 The demand for a poll may be withdrawn.

21.12 Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

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21.14 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

22 Votes of Members

22.1 Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

22.2 In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3 A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4 No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

22.5 No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

22.6 On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7 On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any

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resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

23 Proxies

23.1 The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non- natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2 The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.3 The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.4 Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the

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Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24 Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25 Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26 Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the Subscriber.

27 Powers of Directors

27.1 Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2 All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

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27.3 The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28 Appointment and Removal of Directors

28.1 The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2 The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29 Vacation of Office of Director

The office of a Director shall be vacated if:

(a) the Director gives notice in writing to the Company that he resigns the office of Director; or

(b) the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c) the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d) the Director is found to be or becomes of unsound mind; or

(e) all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

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30 Proceedings of Directors

30.1 The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

30.2 Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

30.3 A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

30.4 A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

30.5 A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply *mutatis mutandis*.

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30.6 The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7 The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

30.8 All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9 A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31 Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

32 Directors' Interests

32.1 A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such

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terms as to remuneration and otherwise as the Directors may determine.

32.2 A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

32.3 A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

32.4 No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

32.5 A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33 Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

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34 Delegation of Directors' Powers

34.1 The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2 The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3 The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4 The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

34.5 The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and

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to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

35 Alternate Directors

35.1 Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

35.2 An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

35.3 An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

35.4 Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5 Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

36 No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37 Remuneration of Directors

37.1 The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at

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meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2 The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38 Seal

38.1 The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

38.2 The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3 A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39 Dividends, Distributions and Reserve

39.1 Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out

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of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

39.2 Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3 The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4 The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5 Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6 The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7 Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

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39.8 No Dividend or other distribution shall bear interest against the Company.

39.9 Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40 Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41 Books of Account

41.1 The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept

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such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

41.2 The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3 The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42 Audit

42.1 The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2 Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3 Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43 Notices

43.1 Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2 Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier

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company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

43.3 A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4 Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44 Winding Up

44.1 If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a) if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that,

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as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b) if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2 If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45 Indemnity and Insurance

45.1 Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an "**Indemnified Person**") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2 The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity

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will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3 The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46 Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47 Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48 Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

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